Exhibit 99.1

Unaudited Interim Report

for the six-month period ended

30 June 2018

The following is a review of our financial condition and results of operations as of 30 June 2018 and for the six-month periods ended 30 June 2018 and 2017, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the six-month period ended 30 June 2018, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2017 filed with the SEC on 19 March 2018 (“2017 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2017 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2018 and for the six-month periods ended 30 June 2018 and 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 June 2018 and for the six-month periods ended 30 June 2018 and 2017. The reported numbers as of 30 June 2018 and for the six-month periods ended 30 June 2018 and 2017 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month periods ended 30 June 2018 and 2017 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180,000 employees based in nearly 50 countries worldwide. In 2017, our reported revenue was USD 56.4 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2017 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2017 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our net debt level;

•	continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•	changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions (including the combination with ABI SAB Group Holding Limited (formerly SABMiller Limited and prior to that SABMiller plc) (“SAB”), joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	an inability to realize synergies from the combination with SAB;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in these interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Certain of the cost savings and synergies information related to the combination with SAB set forth in “Item 4. Information on the Company—B. Strengths and Strategy—Strengths” of our 2017 Annual Report constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the

2

combination. Such information included in our 2017 Annual Report reflects potential opportunities for savings and synergies identified by us based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly there can be no assurance that these cost savings and synergies will be realized. The statements relating to the synergies, cost savings and business growth opportunities we expect to continue to achieve following the combination with SAB are based on assumptions. However, these expected synergies, cost savings and business growth opportunities may not be achieved. There can be no assurance that we will be able to continue to implement successfully the strategic and operational initiatives that are intended.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2017 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3

Selected Financial Information

The selected historical financial information presented below as of 31 December 2017 and for the five years ended 31 December 2017 has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS. The selected historical financial information presented below as of 30 June 2018 and for the six-month periods ended 30 June 2018 and 2017 has been derived from our unaudited IFRS condensed consolidated interim financial statements. The interim data include all adjustments, consisting of normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2017 and 2016 and for the three years ended 31 December 2017 are included in our 2017 Annual Report. Similarly, the unaudited consolidated interim financial statements and the accompanying notes as of 30 June 2018 and for the six-month periods ended 30 June 2018 and 2017 are included in this interim report.

	Six-month period ended 30 June		Year ended 31 December
	2018	2017	2017	2016(6)	2015	2014	2013
	(USD million, unless otherwise indicated)
Income Statement Data	(unaudited)		(audited)
Revenue(1)	27,087	27,104	56,444	45,517	43,604	47,063	43,195
Profit from operations	8,248	7,773	17,152	12,882	13,904	15,111	20,443
Profit from continuing operations	3,595	3,572	9,155	2,721	9,867	11,302	16,518
Profit of the period	3,595	3,600	9,183	2,769	9,867	11,302	16,518
Profit attributable to our equity holders	2,955	2,908	7,996	1,241	8,273	9,216	14,394
Ratio of earnings to fixed charges	3.08	2.77	3.14	1.93	6.65	6.81	8.62

Weighted average number of ordinary and restricted shares (million shares)(2)	1,975	1,970	1,971	1,717	1,638	1,634	1,617
Diluted weighted average number of ordinary and restricted shares (million shares)(3)	2,012	2,010	2,010	1,755	1,668	1,665	1,650
Basic earnings per share (USD)(4)	1.50	1.48	4.06	0.72	5.05	5.64	8.90
Basic earnings per share from continuing operations (USD)(4)	1.50	1.46	4.04	0.69	5.05	5.64	8.90
Diluted earnings per share (USD)(5)	1.47	1.45	3.98	0.71	4.96	5.54	8.72
Dividends per share (USD)	n/a	n/a	4.33	3.85	3.95	3.52	2.83
Dividends per share (EUR)	n/a	n/a	3.60	3.60	3.60	3.00	2.05

Other Data
Volumes (million hectoliters)	279	306	613	500	457	459	426

4

	As of 30 June	As of 31 December
	2018	2017	2016(6)	2015	2014	2013
	(USD million, unless otherwise indicated)
Financial Position Data	(unaudited)	(audited)
Total assets	237,397	246,126	258,381	134,635	142,550	141,666
Equity	75,564	80,220	81,425	45,719	54,257	55,308
Equity attributable to our equity holders	68,510	72,585	71,339	42,137	49,972	50,365
Issued capital	1,736	1,736	1,736	1,736	1,736	1,735

	Six-month period ended 30 June		Year ended 31 December
	2018	2017	2017	2016(6)	2015	2014	2013
Ratio of Earnings to Fixed Charges	(unaudited)		(audited)
Earnings:
Profit from operations before taxes and share of results of associates	4,938	4,442	10,646	4,318	12,451	13,792	18,240
Add: Fixed charges (below)	2,366	2,511	4,957	4,608	2,200	2,366	2,389
Less: Interest Capitalized (below)	17	10	22	12	28	39	38

Total earnings	7,287	6,943	15,581	8,914	14,623	16,119	20,591

Fixed charges:
Interest expense and similar charges	2,115	2,171	4,292	4,080	1,805	1,969	2,005
Accretion expense	162	264	541	468	289	266	261
Interest capitalized	17	10	22	12	28	39	38
Estimated interest portion of rental expense	72	66	102	48	78	92	85

Total fixed charges	2,366	2,511	4,957	4,608	2,200	2,366	2,389

Ratio of earnings to fixed charges	3.08	2.77	3.14	1.93	6.65	6.81	8.62

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes” in our 2017 Annual Report).
(2)	Weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.
(3)	Diluted weighted average number of ordinary and restricted shares means the weighted average number of ordinary and restricted shares, adjusted by the effect of share options issued.
(4)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary and restricted shares.
(5)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary and restricted shares.
(6)	Following completion of the SAB combination, we are consolidating SAB and reporting results and volumes of the retained SAB operations as of the fourth quarter of 2016. For more information on the combination with SAB, see “Item 4. Information on the Company—A. History and Development of the Company” in our 2017 Annual Report.

5

Capitalization and Indebtedness

The following table shows our cash and cash equivalents and capitalization as of 30 June 2018. You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2017 Annual Report, our audited consolidated financial statements including the accompanying notes in the 2017 Annual Report and the unaudited consolidated interim financial statements and the accompanying notes included in this interim report.

As of 30 June 2018
(USD million, unaudited)
Cash and cash equivalents, less bank overdrafts	7,898
Current interest-bearing liabilities
Secured bank loans	1,405
Commercial papers	1,801
Unsecured bank loans	126
Unsecured bond issues	2,604
Unsecured other loans	13
Finance lease liabilities	25
Non-current interest-bearing liabilities
Secured bank loans	135
Unsecured bank loans	128
Unsecured bond issues	110,459
Unsecured other loans	52
Finance lease liabilities	175

Total interest-bearing liabilities	116,923

Equity attributable to our equity holders	68,510
Non-controlling interests	7,054

Total Capitalization	192,487

6

Results of Operations for the Six-Month Period Ended 30 June 2018 Compared to Six-Month Period Ended 30 June 2017

The table below presents our condensed consolidated results of operations for the six-month periods ended 30 June 2018 and 2017.

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	278,515	305,550	(8.8)
Revenue	27,087	27,104	(0.1)
Cost of sales	(10,184)	(10,674)	4.6
Gross profit	16,903	16,430	2.9
Selling, General and Administrative expenses	(8,791)	(8,779)	(0.1)
Other operating income/(expenses)	332	408	(18.6)
Exceptional items	(196)	(287)	31.7
Profit from operations	8,248	7,773	6.1

EBITDA, as defined(2)	10,361	9,881	4.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017	Change
	(thousand hectoliters)		(%)(1)
North America	54,627	57,156	(4.4)
Latin America West	56,609	53,188	6.4
Latin America North	54,146	56,550	(4.3)
Latin America South	16,666	15,819	5.3
EMEA	41,889	69,625	(39.8)
Asia Pacific	54,101	52,568	2.9
Global Export & Holding Companies	478	644	(25.8)

Total	278,515	305,550	(8.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the six-month period ended 30 June 2018 decreased by 27.0 million hectoliters, or 8.8%, to 278.5 million hectoliters compared to our consolidated volumes for the six-month period ended 30 June 2017. The results for the six-month period ended 30 June 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018.

On 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method, as of that date. Additionally, on 2 May 2018, we recovered the Budweiser distribution rights in Argentina from Compañia Cervecerías Unidas S.A. (“CCU”). The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands and other commitments to CCU Argentina (collectively the “2018 acquisitions and disposals”).

The 2017 acquisitions and disposals mainly include the completion of the transition of Coca-Cola Beverages Africa (“CCBA”) in South Africa and the acquisition of certain craft breweries in the United States, China, Australia and Europe (collectively the “2017 acquisitions and disposals” and together with the 2018 acquisitions and disposals, the “2017 and 2018 acquisitions and disposals”).

7

The 2017 and 2018 acquisitions and disposals impacted negatively our volumes by 27.9 million hectoliters (net) for the six-month period ended 30 June 2018 compared to the six-month period ended 30 June 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes increased 0.3%. Our own beer volumes increased 0.7% in the six-month period ended 30 June 2018 compared to the six-month period ended 30 June 2017. On the same basis, in the six-month period ended 30 June 2018, our non-beer volumes decreased by 3.4% compared to the same period in 2017.

North America

In the six-month period ended 30 June 2018, our volumes in North America decreased by 2.5 million hectoliters, or 4.4%, compared to the six-month period ended 30 June 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes decreased by 4.5% during the six-month period ended 30 June 2018 compared to the same period last year.

We estimate that the United States industry’s beer sales-to-retailers, adjusted for the number of selling days, declined by 2.3% in the six-month period ended 30 June 2018 compared to the same period last year, due primarily to colder-than-average temperatures with underlying beer trends remaining unchanged. We estimate that our shipment volumes in the United States and our beer sales-to-retailers, adjusted for the number of selling days, declined by 4.8% and 3.2%, respectively, and we continue to expect them to converge on a full year basis.

We saw accelerated growth of our above premium brands during the last quarter, which gained an estimated 100 bps of market share. Our strategy to premiumize our portfolio continues to be supported by the growth of Michelob Ultra, which marked its thirteenth consecutive quarter as the largest share gainer in the United States, and also by several successful innovations, including Michelob Ultra Pure Gold, Bud Light Orange and the Budweiser Reserve series in the six-month period ended 30 June 2018.

Our premium and premium light brands remain under pressure, as consumers select higher price tiers within the industry, which contributed to Bud Light and Budweiser losing 80 bps and 40 bps of total market share, respectively, based on our estimates. Within their respective premium and premium light segments, however, we estimate Bud Light has reduced its share loss for four consecutive quarters and Budweiser maintained a flat share of its segment in the six-month period ended 30 June 2018.

Our value brand portfolio saw improved trends in share loss during the last quarter and we expect it to remain an important and profitable segment of our business in the United States.

Overall, we estimate a decline in total market share in the United States of approximately 45 bps in the six-month period ended 30 June 2018. However, we estimate a share loss of 35 bps in the last quarter, an improvement in trends in share loss over the past four years, as our performance offset almost half of the negative impact of the industry segment mix shift.

In Canada, our volumes decreased by low single digits in the six-month period ended 30 June 2018 compared to the same period last year, as a result of a weak industry and industry segment mix shift, due to increased competitive dynamics in the value segment. Our trade up strategy is delivering strong results, with our high end company (a business unit made up of a portfolio of global, specialty and craft brands across 22 countries) growing ahead of the industry, led by double-digit volume growth for our local craft brands, and estimated share gains from Corona and Stella Artois. Our core brands also continue to deliver strong results, with both Bud Light and Michelob Ultra believed to be among the fastest-growing brands in Canada.

Latin America West

In the six-month period ended 30 June 2018, our volumes in Latin America West increased by 3.4 million hectoliters, or 6.4%, compared to the six-month period ended 30 June 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes increased by 6.5% in the six-month period ended 30 June 2018 compared to the same period last year.

On the same basis, our business in Mexico performed well in the six-month period ended 30 June 2018, with volumes up by double digits. Our entire brand portfolio delivered strong results with the growth led by Victoria, which had a particularly strong performance in northern Mexico. The Corona brand family continued to grow as well, assisted by a successful pack assortment strategy. Leveraging the learnings from the category expansion framework, classic lagers, easy drinking lagers and richer beer profiles have been nurtured and priced accordingly, targeted to enhance the core segment, while premiumizing via core plus and international premium brands such as Stella Artois and Michelob Ultra. Our no- and low-alcohol space continued to evolve well, helping us move closer to our global goal to have 20% of our beer volume in the space by 2025.

On the same basis, our business in Colombia saw volume growth of 4.1%, led by beer growth of 4.5% and our non-beer volumes improved by 1.0% in the six-month period ended 30 June 2018. Beer volume growth was underpinned by global and core brands on the back of the 2018 FIFA World Cup RussiaTM. We saw further growth of our global brand portfolio, as we increased our distribution of Corona and Budweiser. We also introduced Beck’s as a classic lager in the market to target occasions both with meals and when socializing with friends in and out of home.

8

Aguila also recorded strong growth benefitting from the activations associated with the national team’s participation in the 2018 FIFA World Cup RussiaTM. We estimate that beer has gained almost 300 bps of share of the total alcohol market in the six-month period ended 30 June 2018.

On the same basis, beer volumes in Peru increased by low single digits and non-beer volumes decreased by low double digits. We saw growth in all three global brands, as well as a strong Cristal brand activation in support of the national team on their way to the 2018 FIFA World Cup RussiaTM. On the same basis, Ecuador volumes grew by high single digits, resulting in share of total alcohol gains of 80 bps in the last quarter as we continued to focus on growing the beer category by expanding into new occasions.

Latin America North

In the six-month period ended 30 June 2018, our volumes in Latin America North decreased by 2.4 million hectoliters, or 4.3%, compared to the six-month period ended 30 June 2017, with our beer volumes decreasing 2.4% and soft drinks decreasing 9.9%.

Excluding volume changes attributable to the acquisitions and disposals described above, our volumes decreased by 4.0%.

On the same basis, our Brazil business saw total volumes decreasing by mid-single digits in the six-month period ended 30 June 2018 compared to the six-month period ended 30 June 2017, with beer volumes decreasing by low single digits and non-beer volumes decreasing by low double-digits, as the negative impact from the nationwide truck drivers’ strike was offset by the benefits of the 2018 FIFA World Cup RussiaTM.

Brahma, the local sponsor of the 2018 FIFA World Cup RussiaTM in Brazil, performed well during the last quarter with a strong volume performance resulting from tournament activations. In the core plus segment, our portfolio posted strong growth driven by Bohemia and Brahma Extra. In addition, we launched Skol Hops, which is brewed with aromatic hops to provide a unique combination of lightness and flavor. Our premium portfolio continues to perform ahead of the industry, with our global brand portfolio growing by double digits and led by Budweiser.

Latin America South

In the six-month period ended 30 June 2018, our volumes in Latin America South increased by 0.8 million hectoliters, or 5.3%, compared to the six-month period ended 30 June 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, our volumes increased by 5.2%.

Mid-single digit volume growth was recorded across the region. In Argentina, growth was driven by the repositioning of the two largest core brands, Quilmes Clásica and Brahma. Each continued to grow volumes as a result of a successful application of the category expansion framework. Our global brand volumes were up by double-digits throughout the region in the six-month period ended 30 June 2018, and we are scaling up Budweiser in Argentina now that it has rejoined our portfolio.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the six-month period ended 30 June 2018 decreased by 27.7 million hectoliters, or 39.8%, compared to the six-month period ended 30 June 2017. Volumes were particularly impacted by the completion of the disposal of CCBA in South Africa that occurred on 4 October 2017 and the formation of AB InBev Efes on 30 March 2018.

Excluding volume changes attributable to the acquisitions and disposals described above, our beer volumes for the six-month period ended 30 June 2018 increased by low single digits compared to the same period last year.

On the same basis, our beer volumes in South Africa declined by high single digits compared to a strong performance in 2017 due to the timing of price increases. Castle Lite was launched in a new resealable bulk pack during the last quarter, aimed at driving growth in for in-home occasions, which has been well-received by consumers. Our high end portfolio grew by triple-digits during the last quarter with a good contribution from our new Budweiser pack. We believe that Budweiser’s awareness and trial benefited from a major consumer engagement campaign linked to our global 2018 FIFA World Cup RussiaTM activation.

On the same basis, beer volumes in Africa, excluding South Africa, grew by high single digits, with double-digits growth in the key markets of Nigeria, Zambia and Mozambique, partially offset by flat volumes in Tanzania and declines in Uganda, as both countries suffered from heavy floods.

Western Europe grew volumes by low single digits, outperforming the industry with strong execution associated with the 2018 FIFA World Cup RussiaTM. Our global brands grew volumes by high single digits, and Budweiser’s growth was supported by tournament activations. Corona benefited from Casa Corona designed as places to escape from city stress, which opened in cities across Europe, as well as an “Ocean Week” campaign in the United Kingdom aimed at raising awareness of marine plastic pollution. In the United Kingdom, Bud Light grew volumes by double-digits, leading the way for our low-alcohol beer initiatives.

9

Asia Pacific

For the six-month period ended 30 June 2018, our volumes increased by 1.5 million hectoliters, or 2.9%, compared to the six-month period ended 30 June 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes increased by low single digits compared to the same period last year.

In China, our volumes grew by low single digits in the six-month period ended 30 June 2018 compared to the six-month period ended 30 June 2017. In the second quarter, we delivered one of our best volume and estimated share performances in the last three years. Budweiser resumed volume growth on the back of a strong 2018 FIFA World Cup RussiaTM activation. Our brands continue to lead the way in e-commerce with a higher share online than offline. Our high end company continued to record triple digits volume growth, led by Corona. Our estimated beer market share continues to grow, now over 20% for the six-month period ended 30 June 2018.

On the same basis, volumes in Australia increased by low single digits. Australia continues to achieve strong commercial gains, driven by Great Northern which remains a key engine of growth within the easy drinking lager segment. Additionally, the high end company continues to be a strong contributor to growth, led by all three of our global brands. We are working to further accelerate our global brand portfolio and during the last quarter we launched Corona Ligera, a premium mid-strength version of Corona that supports our low-alcohol beer initiatives. Additionally, Budweiser was brewed locally for the first time and played a key role in the 2018 FIFA World Cup RussiaTM activations. Our craft portfolio continued to perform well in the six-month period ended 30 June 2018 on the back of recent acquisitions.

Global Export & Holding Companies

For the six-month period ended 30 June 2018, Global Export and Holding Companies volumes decreased by 0.2 million hectoliters.

Revenue

The following table reflects changes in revenue across our business segments for the six-month period ended 30 June 2018 as compared to our revenue for the six-month period ended 30 June 2017:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017	Change
	(USD million)		(%) (1)
North America	7,641	7,786	(1.9)
Latin America West	4,828	4,259	13.4
Latin America North	4,335	4,365	(0.7)
Latin America South	1,629	1,523	7.0
EMEA	4,095	5,145	(20.4)
Asia Pacific	4,367	3,856	13.3
Global Export & Holding Companies	193	170	13.5

Total	27,087	27,104	(0.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 27,087 million for the six-month period ended 30 June 2018. This represented a decrease of USD 17 million, or 0.1%, as compared to our consolidated revenue for the six-month period ended 30 June 2017 of USD 27,104 million. The results for the six-month period ended 30 June 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018 and currency translation effects.

•	On 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method as of that date. Additionally, on 2 May 2018, we recovered the Budweiser distribution rights in Argentina from CCU. The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands and other commitments to CCU Argentina (collectively the “2018 acquisitions and disposals”). The 2017 acquisitions and disposals mainly include the completion of the transition of CCBA in South Africa and the acquisition of certain craft breweries in the United States, China, Australia and Europe. The 2017 and 2018 acquisitions and disposals negatively impacted our consolidated revenue by USD 1,410 million (net) for the six-month period ended 30 June 2018 compared to the six-month period ended 30 June 2017.

10

•	Our consolidated revenue for the six-month period ended 30 June 2018 also reflects a favorable currency translation impact of USD 193 million mainly arising from currency translation effects in EMEA and Asia Pacific.

Excluding the effects of the 2017 and 2018 acquisitions and disposals described above and currency translation effects, our revenue increased 4.7% in total and by 4.5% on a per hectoliter basis in the six-month period ended 30 June 2018 compared to the six-month period ended 30 June 2017. Our consolidated revenue for the six-month period ended 30 June 2018 was partially impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the six-month period ended 30 June 2018 increased compared to the same period last year, driven by our revenue management initiatives as well as continued strong premium brand performance.

On the same basis, the main business regions contributing to growth in our consolidated revenues were (i) Latin America West with revenue growth in Mexico fueled by volume growth and revenue management initiatives, (ii) Latin America South, with Argentina delivering volume growth resulting from good results in both the core and global brand portfolios and (iii) Asia Pacific driven by continued premiumization in China.

On the same basis, our global brands Budweiser, Stella Artois and Corona, continued to deliver solid results, with revenue growth of 9.1% globally and 14.6% outside of their respective home markets in the six-month period ended 30 June 2018. These brands typically command a premium and contribute higher margins when sold outside of their home markets. Budweiser generated strong results in China, Brazil and the United Kingdom, as well many new markets following the brand’s activation as the global sponsor of the 2018 FIFA World Cup RussiaTM, with revenue growing 1.6% globally in the six-month period ended 30 June 2018. Stella Artois continued its long-term trajectory, with revenue growing 10.5% driven by sales in Brazil, the United Kingdom and Argentina. Corona grew by 23.3% globally, led by Mexico, China, Colombia and Western Europe. All three brands continue to perform well across both mature and emerging markets, and we continue to expect to see further growth opportunities as we scale them up in new markets.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the six-month period ended 30 June 2018 as compared to the six-month period ended 30 June 2017:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017	Change
	(USD million)		(%)(1)
North America	(2,843)	(2,887)	1.5
Latin America West	(1,384)	(1,225)	(13.0)
Latin America North	(1,649)	(1,821)	9.4
Latin America South	(582)	(566)	(2.8)
EMEA	(1,723)	(2,405)	28.4
Asia Pacific	(1,829)	(1,630)	(12.2)
Global Export & Holding Companies	(173)	(140)	(22.9)

Total	(10,184)	(10,674)	4.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 10,184 million for the six-month period ended 30 June 2018. This represented a decrease of USD 490 million, or 4.6%, compared to our consolidated cost of sales for the six-month period ended 30 June 2017. The results for the six-month period ended 30 June 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018 and currency translation effects.

•	The 2017 and 2018 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 851 million for the six-month period ended 30 June 2018 compared to the six-month period ended 30 June 2017.

•	Our consolidated cost of sales for the six-month period ended 30 June 2018 also reflects a negative currency translation impact of USD 90 million mainly arising from currency translation effects in EMEA and Asia Pacific.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales increased by 3.0%. Our consolidated cost of sales for the six-month period ended 30 June 2018 was partially impacted by developments in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 2.8%, partially offset by synergy delivery.

11

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six-month period ended 30 June 2018 as compared to the six-month period ended 30 June 2017. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the six-month period ended 30 June 2018 were USD 8,459 million, representing an increase of USD 88 million, or 1.1%, compared to our operating expenses for the same period in 2017.

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017	Change
	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(8,791)	(8,779)	(0.1)
Other Operating Income/(Expenses)	332	408	(18.6)

Total Operating Expenses	(8,459)	(8,371)	(1.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the six-month period ended 30 June 2018 as compared to the six-month period ended 30 June 2017:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017	Change
	(USD million)		(%)(1)
North America	(2,220)	(2,174)	(2.1)
Latin America West	(1,444)	(1,373)	(5.2)
Latin America North	(1,434)	(1,410)	(1.7)
Latin America South	(422)	(394)	(7.1)
EMEA	(1,411)	(1,700)	17.0
Asia Pacific	(1,364)	(1,249)	(9.2)
Global Export & Holding Companies	(497)	(479)	(3.8)

Total	(8,791)	(8,779)	(0.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 8,791 million for the six-month period ended 30 June 2018. This represented an increase of USD 12 million, or 0.1%, as compared to the six-month period ended 30 June 2017. The results for the six-month period ended 30 June 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018 and currency translation effects.

•	The 2017 and 2018 acquisitions and disposals described above positively impacted our consolidated selling, general and administrative expenses by USD 377 million for the six-month period ended 30 June 2018 compared to the six-month period ended 30 June 2017.

•	Our consolidated selling, general and administrative expenses for the six-month period ended 30 June 2018 also reflects a negative currency translation impact of USD 113 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our consolidated selling, general and administrative expenses increased by 3.1%, reflecting synergy capture combined with good cost control, partially offset by the increase in sales and marketing initiatives ahead of the 2018 FIFA World Cup RussiaTM.

12

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the six-month period ended 30 June 2018 as compared to the six-month period ended 30 June 2017:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017	Change
	(USD million)		(%)(1)
North America	1	20	(95.0)
Latin America West	26	34	(23.5)
Latin America North	157	157	0.0
Latin America South	4	3	33.3
EMEA	47	42	11.9
Asia Pacific	84	81	3.7
Global Export & Holding Companies	14	71	(80.3)

Total	332	408	(18.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses was USD 332 million for the six-month period ended 30 June 2018. This represented a decrease of USD 76 million, or 18.6%, as compared to the six-month period ended 30 June 2017. The results for the six-month period ended 30 June 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018 and currency translation effects.

•	The 2017 and 2018 acquisitions and disposals described above negatively impacted our net consolidated other operating income and expenses by USD 60 million for the six-month period ended 30 June 2018 compared to the six-month period ended 30 June 2017.

•	Our net consolidated other operating income and expenses for the six-month period ended 30 June 2018 also reflect a positive currency translation impact of USD 9 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our net consolidated other operating income and expenses decreased by 7.0%.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the six-month period ended 30 June 2018, exceptional items consisted of restructuring charges, acquisition costs of business combinations and business and asset disposals. Exceptional items were as follows for the six-month period ended 30 June 2018 and 2017:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017
	(USD million)
Restructuring	(137)	(288)
Acquisition costs of business combinations	(38)	(25)
Business and asset disposal	(21)	26

Total	(196)	(287)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 137 million for the six-month period ended 30 June 2018 as compared to a net cost of USD 288 million for the six-month period ended 30 June 2017. These charges primarily relate to the SAB integration. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

13

Acquisitions costs of business combinations

Acquisition costs of business combinations amounted to a net cost of USD 38 million for the six-month period ended 30 June 2018, primarily related to costs incurred to facilitate the combination with SAB and cost incurred to recover the Budweiser distribution rights in Argentina from CCU.

Business and asset disposal

Business and asset disposals resulted in a net cost of USD 21 million for the six-month period ended 30 June 2018, primarily driven by the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the six-month period ended 30 June 2018 as compared to the six-month period ended 30 June 2017:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017	Change
	(USD million)		(%)(1)
North America	2,578	2,774	(7.1)
Latin America West	1,958	1,623	20.6
Latin America North	1,428	1,283	11.3
Latin America South	603	555	8.6
EMEA	959	996	(3.7)
Asia Pacific	1,244	1,022	21.7
Global Export & Holding Companies	(522)	(482)	(8.3)

Total	8,248	7,773	6.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations was USD 8,248 million for the six-month period ended 30 June 2018. This represented an increase of USD 475 million, or 6.1%, as compared to our profit from operations for the six-month period ended 30 June 2017. The results for the six-month period ended 30 June 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, currency translation effects and the effects of certain exceptional items as described above.

•	The 2017 and 2018 acquisitions and disposals described above negatively impacted our consolidated profit from operations by USD 242 million for the six-month period ended 30 June 2018 compared to the six-month period ended 30 June 2017.

•	Our consolidated profit from operations for the six-month period ended 30 June 2018 also reflects a negative currency translation impact of USD 3 million.

•	Our profit from operations for the six-month period ended 30 June 2018 was negatively impacted by USD 196 million of certain exceptional items, as compared to a negative impact of USD 281 million for the six-month period ended 30 June 2017. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2018 and 2017.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our profit from operations increased by 9.5%.

14

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the six-month period ended 30 June 2018 as compared to six-month period ended 30 June 2017:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017	Change
	(USD million)		(%)(1)
Profit of the period	3,595	3,600	(0.1)
Net finance cost	3,310	3,331	0.6
Income tax expense	1,436	994	(44.5)
Share of result of associates and joint ventures	(93)	(124)	(25.0)
Profit from discontinued operations	—	(28)	—

Profit from operations	8,248	7,773	6.1
Depreciation, amortization and impairment	2,113	2,108	(0.2)

EBITDA, as defined(2)	10,361	9,881	4.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2017 Compared to Year Ended 31 December 2016—EBITDA, as defined” of our 2017 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, was USD 10,361 million for the six-month period ended 30 June 2018. This represented an increase of USD 480 million, or 4.9%, as compared to our EBITDA, as defined, for the six-month period ended 30 June 2017. The results for the six-month period ended 30 June 2018 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2017 and 2018 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by certain exceptional items by USD 196 million (before impairment losses) in the six-month period ended 30 June 2018, as compared to a negative impact of USD 281 million (before impairment losses) during the six-month period ended 30 June 2017. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2018 and 2017.

Net Finance Cost

Our net finance cost items were as follows for the six-month periods ended 30 June 2018 and 30 June 2017:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017	Change
	(USD million)		(%)(1)
Net interest expense	(1,955)	(2,055)	4.8
Net interest on net defined benefit liabilities	(48)	(55)	13.3
Accretion expense	(177)	(303)	41.6
Mark-to-market	(258)	(135)	—
Other financial results	(378)	(573)	34.0

Net finance income/(cost) before exceptional finance results	(2,816)	(3,120)	9.8

Mark-to-market (Grupo Modelo combination)	(127)	(71)
Early termination fee of bonds	(244)	—	—
Other mark-to-market	(123)	(69)	—
Other	—	(71)	—

Exceptional net finance income/(cost)	(494)	(211)	—

Net finance income/(cost)	(3,310)	(3,331)	(0.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

15

Our net finance cost for the six-month period ended 30 June 2018 was USD 3,310 million, as compared to USD 3,331 million for the six-month period ended 30 June 2017, representing a cost decrease of USD 21 million.

Other financial results include a mark-to-market loss of USD 258 million for the six-month period ended 30 June 2018, linked to the hedging of our share-based payment programs, compared to a negative mark-to-market adjustment of USD 135 million for the six-month period ended 30 June 2017.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017
Share price at the start of the six-month period (in euro)	93.13	100.55
Share price at the end of the six-month period (in euro)	86.50	96.71
Number of derivative equity instruments at the end of the period (in millions)	46.9	47.1

Exceptional net finance costs include a negative mark-to-market adjustment on exceptional equity derivatives of USD 250 million related to the hedging of the shares issued in connection with the Grupo Modelo and the SAB combinations compared to a negative mark-to-market adjustment of USD 140 million for the six-month period ended 30 June 2017. The number of shares covered by the hedging of the shares issued in relation to the Grupo Modelo and the SAB combinations, together with the opening and closing share prices, are shown below:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017
Share price at the start of the six-month period (in euro)	93.13	100.55
Share price at the end of the six-month period (in euro)	86.50	96.71
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.3

Other exceptional net finance costs of USD 244 million in 2018 result from premiums paid on the early termination of certain bonds.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the six-month period ended 30 June 2018 was USD 93 million as compared to USD 124 million for the six-month period ended 30 June 2017.

Income Tax Expense

Our total income tax expense for the six-month period ended 30 June 2018 was USD 1,436 million, with an effective tax rate of 29.1%, as compared to an income tax expense of USD 994 million and an effective tax rate of 22.4% for the six-month period ended 30 June 2017. The increase in the effective tax rate is mainly due to country mix, with profit growth in higher taxed jurisdiction as well as additional exceptional net finance costs that are not tax deductible and changes in tax legislations in some countries resulting in additional non-deductible expenses.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 640 million for the six-month period ended 30 June 2018, a decrease of USD 52 million from USD 692 million for the six-month period ended 30 June 2017.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the six-month period ended 30 June 2018 was USD 2,955 million compared to USD 2,908 million for the six-month period ended 30 June 2017, with basic earnings per share of USD 1.50 based on 1,975 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the six-month period ended 30 June 2018.

Excluding the after-tax exceptional items discussed above and the impact of discontinued operations, profit attributable to our equity holders for the six-month period ended 30 June 2018 would have been USD 3,605 million compared to USD 3,331 million in the same period last year and basic earnings per share would have been USD 1.83 compared to USD 1.69 in the same period last year.

16

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017
	(USD per share)
Profit from operations excluding exceptional items	4.29	4.09
Mark-to-market (hedging of our share-based payment programs)	(0.13)	(0.07)
Net finance cost	(1.30)	(1.52)
Income tax expense	(0.75)	(0.52)
Associates & non-controlling interest	(0.28)	(0.29)

Earnings per share excluding exceptional items and discontinued operations	1.83	1.69
Exceptional items, before taxes, attributable to equity holders of AB InBev	(0.10)	(0.15)
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	(0.25)	(0.11)
Exceptional taxes attributable to equity holders of AB InBev	0.02	0.02
Profit from discontinued operations	—	0.01

Basic earnings per share	1.50	1.48

Impact of Changes in Foreign Exchange Rates

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month period ended 30 June 2018 and 2017:

	Six-month period ended
	30 June 2018	30 June 2017
U.S. dollar	28.0%	28.7%
Brazilian real	13.1%	13.5%
Chinese yuan	9.1%	8.1%
Mexican peso	7.9%	6.8%
Euro	5.9%	5.4%
South African rand	4.0%	7.0%
Colombian peso	4.0%	3.6%
Argentinean peso	3.5%	3.4%
Canadian dollar	3.4%	3.3%
Australian dollar	3.0%	2.8%
South Korean won	2.8%	2.6%
Peruvian peso	2.8%	2.6%
Pound sterling	1.9%	1.6%
Dominican peso	1.5%	1.5%
Other	9.1%	9.1%

17

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for the six-month period ended 30 June 2018 and 2017:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017
	(USD million)
Cash flow from operating activities	3,222	4,018
Cash flow from/(used in) investing activities	(1,250)	6,114
Cash flow from/(used in) financing activities	(4,640)	(10,075)

Net increase/(decrease) in cash and cash equivalents	(2,668)	57

Cash flow from operating activities

The following table sets forth our cash flow from operating activities for the six-month period ended 30 June 2018 and 2017:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017
	(USD million)
Profit of the period	3,595	3,600
Interest, taxes and non-cash items included in profit	6,752	6,379

Cash flow from operating activities before changes in working capital and provisions	10,347	9,979

Change in working capital	(2,298)	(2,352)
Pension contributions and use of provisions	(282)	(288)
Interest and taxes (paid)/received	(4,583)	(3,381)
Dividends received	38	60

Cash flow from operating activities	3,222	4,018

Cash flow from operating activities was USD 3,222 million for the six-month period ended 30 June 2018 compared to USD 4,018 million for the six-month period ended 30 June 2017. This decrease is primarily driven by higher taxes resulting from the calendarization of tax payments in 2018 compared to 2017 and the payment of taxes related to prior periods. Changes in working capital in the six-month periods ended 2018 and 2017 reflect higher working capital levels end of June than at year-end as a result of seasonality.

Cash flow from investing activities

The following table sets forth our cash flow from investing activities for the six-month period ended 30 June 2018 and 2017:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017
	(USD million)
Net capital expenditure	(1,972)	(1,579)
Net of tax proceeds from SAB transaction-related divestitures	(430)	5,130
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(72)	(448)
Proceeds from the sale of/(investment in) short term debt securities	1,299	2,788
Other	(75)	223

Cash flow from investing activities	(1,250)	6,114

Cash flow from investing activities was a net cash outflow of USD 1,250 million for the six-month period ended 30 June 2018 as compared to a net cash inflow of USD 6,114 million for the six-month period ended 30 June 2017.

Net capital expenditures were USD 1,972 million for the six-month period ended 30 June 2018 and USD 1,579 million for the six-month period ended 30 June 2017. Out of the total half-year 2018 capital expenditures approximately 34% was used to improve our production facilities, 26% was used for logistics and commercial investments and 40% was used for improving administrative capabilities and the purchase of hardware and software.

18

Cash flow from financing activities

The following table sets forth our cash flow from financing activities for the six-month period ended 30 June 2018 and 2017:

	Six-month period ended 30 June 2018	Six-month period ended 30 June 2017
	(USD million)
Dividends paid	(5,132)	(4,475)
Net (payments on)/proceeds from borrowings	1,703	(5,239)
Other (including purchase of non-controlling interests)	(1,210)	(361)

Cash flow from financing activities	(4,640)	(10,075)

The cash outflow from our financing activities was USD 4,640 million for the six-month period ended 30 June 2018, as compared to a cash outflow of USD 10,075 million for the six-month period ended 30 June 2017. The cash flow from financing activities were primarily driven by dividend payments, acquisition of non-controlling interests, payments on borrowings and proceeds from bond issuance. See also Note 16 to our unaudited interim report as of 30 June 2018 and for the six-month periods ended 30 June 2018 and 2017.

As of 30 June 2018, we had total liquidity of USD 16,902 million, which consisted of USD 9 billion available under committed long-term credit facilities and USD 7,902 million of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operation.

Capital Resources and Equity

Our net debt increased from USD 104.4 billion as of 31 December 2017 to USD 108.8 billion as of 30 June 2018, consistent with prior increases in the first half of the year, the majority of the cash flow being generated in the second half of the year.

Apart from operating results net of capital expenditures, our net debt was mainly impacted by the acquisition by Ambev of additional shares in Cervecería Nacional Dominicana S.A. (“CND”) following the partial exercise by E. León Jimenes S.A. (“ELJ”) of its put option (USD 0.9 billion); a payment to Molson Coors Brewing Company related to a purchase price adjustment on the disposal completed on 11 October 2016 of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the “Miller International Business” (USD 0.3 billion); dividend payments to shareholders of AB InBev and Ambev (USD 5.1 billion); the payment of interest and taxes (USD 4.6 billion) and the impact of changes in foreign exchange rates (USD 0.8 billion decrease of net debt).

Consolidated equity attributable to equity holders of AB InBev as of 30 June 2018 was USD 68,510 million, compared to USD 72,585 million as of 31 December 2017. The combined effect of the weakening of mainly the closing rates of the South African rand, the Brazilian real, the Russian ruble, the Australian dollar and the Euro and the strengthening of mainly the closing rate of the Colombian peso resulted in a foreign exchange translation adjustment of USD 3,352 million (reduction of equity).

The chart below shows the terms and debt repayment schedules of our debt as of 30 June 2018 (figures in USD billions):

Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk are disclosed in notes 16 and 19 to our unaudited interim report as of 30 June 2018 and for the six-month periods ended 30 June 2018 and 2017.

19

Outlook

In terms of the volume and revenue outlook for 2018, while recognizing the increased volatility in some of our key markets, we expect to deliver strong revenue growth in 2018, driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is now far more focused on category development, and as a consequence, we expect to deliver revenue per hectoliter growth (excluding changes attributable to acquisitions, disposals and currency translation impact) ahead of inflation based on premiumization and revenue management initiatives, while keeping costs below inflation, on the same basis. We remain confident that growth will accelerate in the balance of the year.

We maintain our USD 3.2 billion synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, USD 547 million was reported by former SAB as of 31 March 2016, and USD 1,945 million was captured between 1 April 2016 and 30 June 2018. The balance of roughly USD 700 million is expected to be captured by October 2020.

We expect the average rate of interest on net debt in 2018 to be around 3.7%. Net pension interest expenses and accretion expenses are expected to be approximately USD 30 million and USD 100 million per quarter, respectively. We expect other financial results to remain impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.0 billion and USD 4.5 billion in 2018.

Approximately 42% of our gross debt is denominated in currencies other than the U.S. dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x.

We continue to expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given the importance of deleveraging.

Recent events

ARGENTINA PESO DEVALUATION

In May 2018, the Argentinean peso underwent a severe devaluation. In 2017, the Argentinean operations represented 3.6% of our consolidated revenue and 4.1% of our consolidated EBITDA, as defined (adjusted for exceptional items). The Argentinean full year 2017 and half year 2018 results were translated at an average rate of 16.580667 and 20.303664 Argentinean pesos per US dollar, respectively. We are assessing the requirements to apply IAS 29 Financial Reporting in Hyperinflationary Economies in subsequent reporting periods.

PRESS RELEASE ON FORM 6-K

Following our successful combination with SAB, we announced on 26 July 2018 some organizational changes to enhance our focus on topline growth and value creation. All changes will become effective on 1 January 2019, and will also be reflected in our financial statements as of that date. To learn more, please read our press release available on Form 6-K published on 26 January 2018.

20

Unaudited Interim Report

for the six-month period ended

30 June 2018

1. Unaudited condensed consolidated interim financial statements

1.1.Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2018	2017

Revenue		27 087	27 104
Cost of sales		(10 184)	(10 674)

Gross profit		16 903	16 430

Distribution expenses		(2 925)	(2 840)
Sales and marketing expenses		(4 095)	(4 082)
Administrative expenses		(1 771)	(1 857)
Other operating income/(expenses)		332	408

Restructuring	7	(137)	(288)
Business and asset disposal	7	(21)	26
Acquisition costs business combinations	7	(38)	(25)

Profit from operations		8 248	7 773

Finance cost	8	(3 534)	(3 459)
Finance income	8	224	128

Net finance income/(cost)		(3 310)	(3 331)

Share of result of associates and joint ventures	14	93	124

Profit before tax		5 031	4 566

Income tax expense	9	(1 436)	(994)

Profit from continuing operations		3 595	3 572

Profit from discontinued operations		0	28

Profit of the period		3 595	3 600

Profit from continuing operations attributable to:
Equity holders of AB InBev		2 955	2 880
Non-controlling interest		640	692

Profit of the period attributable to:
Equity holders of AB InBev		2 955	2 908
Non-controlling interest		640	692

Basic earnings per share	15	1.50	1.48
Diluted earnings per share	15	1.47	1.45

Basic earnings per share from continuing operations	15	1.50	1.46
Diluted earnings per share from continuing operations	15	1.47	1.43

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.2. Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2018	2017
Profit of the period	3 595	3 600

Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(6)	25

	(6)	25
Other comprehensive income: Items that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	(3 740)	3 586
Effective portion of changes in fair value of net investment hedges	49	(496)
Cash flow hedges recognized in equity	549	(328)
Cash flow hedges reclassified from equity to profit or loss	(227)	50

	(3 369)	2 812

Other comprehensive income, net of tax	(3 375)	2 837

Total comprehensive income	220	6 437

Attributable to:
Equity holders of AB InBev	(172)	5 538
Non-controlling interest	392	899

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.3. Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2018	31 December 2017
ASSETS
Non-current assets
Property, plant and equipment	10	25 451	27 184
Goodwill	11	136 752	140 940
Intangible assets	12	45 392	45 874
Investments in associates and joint ventures	14	6 319	5 263
Investment securities		112	100
Deferred tax assets		1 601	1 216
Employee benefits		19	22
Income tax receivables		524	708
Derivatives	19	29	25
Trade and other receivables		756	834

		216 954	222 166
Current assets
Investment securities	13	4	1 304
Inventories		4 200	4 119
Income tax receivables		1 044	908
Derivatives	19	643	458
Trade and other receivables		6 541	6 566
Cash and cash equivalents	13	7 970	10 472
Assets classified as held for sale		41	133

		20 443	23 960

Total assets		237 397	246 126

EQUITY AND LIABILITIES
Equity
Issued capital	15	1 736	1 736
Share premium		17 620	17 620
Reserves		23 137	24 835
Retained earnings		26 017	28 394

Equity attributable to equity holders of AB InBev		68 510	72 585

Non-controlling interests		7 054	7 635

		75 564	80 220
Non-current liabilities
Interest-bearing loans and borrowings	16	110 949	108 949
Employee benefits		2 828	2 993
Deferred tax liabilities		13 263	13 107
Income tax payables		571	732
Derivatives	19	931	937
Trade and other payables	18	1 197	1 462
Provisions		1 441	1 515

		131 180	129 695

Current liabilities
Bank overdrafts	13	72	117
Interest-bearing loans and borrowings	16	5 974	7 433
Income tax payables		1 002	1 558
Derivatives	19	2 174	1 457
Trade and other payables	18	20 939	24 762
Provisions		491	885

		30 653	36 211

Total equity and liabilities		237 397	246 126

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.4 Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2017	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425
Profit of the year	—	—	—	—	—	—	—	2 908	2 908	692	3 600
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—		—	2 919	—	—	2 919	171	3 090
Cash flow hedges	—	—	—	—	—	(314)	—	—	(314)	36	(278)
Re-measurements of post-employment benefits	—	—	—	—	—	25	—	—	25	—	25
Total comprehensive income	—	—	—	—	—	2 630	—	2 908	5 538	899	6 437
Dividends	—	—	—	—	—	—	(51)	(4 308)	(4 359)	(391)	(4 750)
Treasury shares	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	133	—	—	—	133	4	137
Scope and other changes	—	—	—	—	—	—	—	63	63	167	230

As per 30 June 2017	1 736	17 620	(8 980)	45 726	1 570	(12 996)	1 161	26 877	72 714	10 765	83 479

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2018	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 394	72 585	7 635	80 220
Impact of adopting IFRSs 9 and 15[2]	0	0	0	0	0	0	0	9	9	(42)	(33)
As per 1 January 2018, as adjusted	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 403	72 593	7 593	80 187
Profit of the year	0	0	0	0	0	0	0	2 955	2 955	640	3 595
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	0	0	0	0	0	(3 352)	0	0	(3 352)	(339)	(3 691)
Cash flow hedges	0	0	0	0	0	229	0	0	229	92	322
Re-measurements of post-employment benefits	0	0	0	0	0	(4)	0	0	(4)	(2)	(6)
Total comprehensive income	0	0	0	0	0	(3 126)	0	2 955	(172)	392	220
Dividends	0	0	0	0	0	0	(56)	(4 392)	(4 448)	(523)	(4 970)
Treasury shares[1]	0	0	2 431	0	0	0	(1 063)	(1 368)	0	(9)	(9)
Share-based payments	0	0	0	0	117	0	0	0	117	(2)	115
Purchase/(sale) of non-controlling interest	0	0	0	0	0	0	0	429	429	(429)	0
Scope and other changes	0	0	0	0	0	0	0	(10)	(10)	33	23

As per 30 June 2018	1 736	17 620	(6 549)	45 726	1 870	(17 910)	0	26 017	68 510	7 054	75 564

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	See Note 15 Changes in equity and earnings per share.
[2]	See Note 3(A) Summary of changes in accounting policies.

1.5. Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2018	2017

OPERATING ACTIVITIES
Profit of the period		3 595	3 600
Depreciation, amortization and impairment		2 113	2 109
Impairment losses on receivables, inventories and other assets		65	70
Additions/(reversals) in provisions and employee benefits		76	47
Net finance cost/(income)	8	3 310	3 331
Loss/(gain) on sale of property, plant and equipment and intangible assets		(35)	(12)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(1)	(44)
Equity-settled share-based payment expense	17	167	163
Income tax expense	9	1 436	994
Other non-cash items included in profit		(284)	(155)
Share of result of associates and joint ventures	14	(93)	(124)

Cash flow from operating activities before changes in working capital and use of provisions		10 347	9 979
Decrease/(increase) in trade and other receivables		(339)	303
Decrease/(increase) in inventories		(440)	(244)
Increase/(decrease) in trade and other payables		(1 519)	(2 411)
Pension contributions and use of provisions		(282)	(288)

Cash generated from operations		7 767	7 338

Interest paid		(2 463)	(2 881)
Interest received		218	461
Dividends received		38	60
Income tax paid		(2 338)	(961)

CASH FLOW FROM OPERATING ACTIVITIES		3 222	4 018

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10/12	(2 127)	(1 723)
Proceeds from sale of property, plant and equipment and of intangible assets		155	144
Proceeds from SAB transaction-related divestitures		(330)	8 651
Taxes on SAB transaction-related divestitures		(100)	(3 521)
Acquisition of subsidiaries, net of cash acquired	6	(70)	(519)
Sale of subsidiaries, net of cash disposed of	6	(2)	71
Net of tax proceeds from the sale of assets held for sale		67	4
Net proceeds from sale/(acquisition) of investment in short-term debt securities	13	1 299	2 788
Net proceeds from sale/(acquisition) of other assets		(69)	(63)
Net repayments/(payments) of loans granted		(73)	282

CASH FLOW FROM INVESTING ACTIVITIES		(1 250)	6 114

FINANCING ACTIVITIES
Purchase of non-controlling interest	15	(930)	(63)
Proceeds from borrowings		23 767	10 103
Payments on borrowings		(22 064)	(15 342)
Cash net finance (cost)/income other than interests		(280)	(298)
Dividends paid		(5 132)	(4 475)

CASH FLOW FROM FINANCING ACTIVITIES		(4 640)	(10 075)

Net increase/(decrease) in cash and cash equivalents		(2 668)	57

Cash and cash equivalents less bank overdrafts at beginning of year		10 355	8 395
Effect of exchange rate fluctuations		210	(1 303)

Cash and cash equivalents less bank overdrafts at end of period	13	7 898	7 149

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.6 Notes to the unaudited condensed consolidated interim financial statements

Note
Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Exceptional items	7

Finance cost and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible assets	12

Cash and cash equivalents and investments in short-term debt securities	13

Investments in associates	14

Changes in equity and earnings per share	15

Interest-bearing loans and borrowings	16

Share-based payments	17

Trade and other payables	18

Risks arising from financial instruments	19

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20

Contingencies	21

Related parties	22

Supplemental guarantor financial information	23

Events after the balance sheet date	24

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180 000 employees based in nearly 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2018 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month periods ended 30 June 2018 and 2017 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed interim financial statements were authorized for issue by the Board of Directors on 25 July 2018.

2.	STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2017. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2018 and did not apply any European carve-outs from IFRS.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2017, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS BEGINNING ON 1ST JANUARY 2018:

IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers became effective on 1st January 2018 and were applied by the company for the first time as of that date.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 and contains three main topics: classification and measurement of financial instruments, impairment of financial assets and hedge accounting. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

The company has applied IFRS 9 Financial Instruments as of the effective date, without restatement of the comparative information for the period beginning 1 January 2017. Consequently the disclosures for the comparative periods follow the classification and measurement requirements under IAS 39. The company performed an impact assessment and concluded that IFRS 9 Financial Instruments does not impact materially its financial position, financial performance or risk management activities.

Under IFRS 9 the carrying amount of a debt should be adjusted when a modification does not result in derecognition of the financial instrument. Consequently the company adjusted the carrying amount of its debt against Retained earnings. This resulted in a decrease of the carrying amount of the debt by 77m US dollar.

IFRS 15 Revenue from Contracts with Customers

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also results in enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improves guidance for multiple-element arrangements.

The company has applied IFRS 15 Revenue from Contracts with Customers as of the effective date in accordance with the modified retrospective application. Under this approach, the cumulative effect of initially applying IFRS 15 must be recognized as an adjustment to the opening balance of equity at the date of initial application and comparative periods are not restated. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease of the retained earnings by 110m US dollar, to reflect the changes in accounting policies related to performance that, in accordance with IFRS 15, should be related to the transaction price underlying 2017 revenue.

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2018, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FUNCTIONAL AND PRESENTATION CURRENCY

Unless otherwise specified, all information included in these unaudited condensed consolidated interim financial statements has been stated in US dollar, which is the AB InBev presentation currency. As from 2009, following the combination with Anheuser-Busch, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not have material operations in hyperinflationary economies in 2017 and in the six-month period ended 30 June 2018.

In May 2018, the Argentinean peso underwent a severe devaluation. The company did not apply inflation accounting in the reporting of its Argentina operations year to date June 2018 and is assessing the requirements to apply IAS 29 Financial Reporting in Hyperinflationary Economies in subsequent reporting periods (see also Note 23 Events after the balance sheet date).

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2018	31 December 2017	30 June 2018	30 June 2017

Argentinean peso	28.862046	18.774210	20.303664	15.675828
Australian Dollar	1.354179	1.279580	1.289543	1.330681
Brazilian real	3.855815	3.308005	3.366036	3.183660
Canadian dollar	1.324585	1.253982	1.274137	1.338806
Colombian peso	2 937.60	2 988.60	2 871.14	2 923.89
Chinese yuan	6.619490	6.507500	6.370323	6.882250
Euro	0.857780	0.833819	0.826887	0.923949
Mexican peso	19.863375	19.735828	18.960515	19.517713
Pound sterling	0.760036	0.739790	0.726980	0.791875
Peruvian nuevo sol	3.289942	3.244558	3.243686	3.276519
Russian ruble	63.295455	57.631946	59.954104	57.627955
South Korean won	1 112.56	1 067.63	1 072.49	1 142.09
South African rand	13.766109	12.345193	12.124443	13.293656
Turkish lira	4.579272	3.790879	3.962502	3.604220
Ukrainian hryvnia	26.189357	28.068098	27.502395	26.786565

(C)	RECENTLY ISSUED IFRS

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS AFTER 1ST JANUARY 2018:

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the six-month period ended 30 June 2018, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

IFRS 16 Leases (effective from annual periods beginning on or after 1 January 2019) replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs. The company is in the process of assessing the full impact of IFRS 16 and, apart from changes in the presentation of operating leases in the balance sheet, does not expect material impacts in the consolidated income statement.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2018, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2017, except for the reporting of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses into AB InBev Efes that closed on 30 March 2018 – see Note 6 Acquisitions and disposals of Subsidiaries and Note 14 Investments in associates.

In May 2018, the Argentinean peso underwent a severe devaluation. In 2017, the Argentinean operations represented 3.6% of the company’s consolidated revenue and 4.1% of the company’s consolidated normalized EBITDA. The Argentinean full year 2017 and half year 2018 results were translated at an average rate of 16.580667 and 20.303664 Argentinean pesos per US dollar, respectively. The company did not apply inflation accounting in the reporting of its Argentina operations year to date June 2018 and is assessing the requirements to apply IAS 29 Financial Reporting in Hyperinflationary Economies in subsequent reporting periods.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources.

The company’s six geographic regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific, plus its Global Export and Holding Companies comprise the company’s seven reportable segments for financial reporting purposes.

The results of the former SAB Central and Eastern European Business were reported as “Results from discontinued operations” until the completion of the disposal that took place on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the sale that occurred on 12 April 2017, and accordingly, are excluded from normalized EBIT and EBITDA. Furthermore, the company stopped consolidating CCBA in its consolidated financial statements as from the completion of the CCBA disposal on 4 October 2017 and, following the completion of the 50:50 merger of AB InBev’s and Anadalu Efes’ existing Russia and Ukraine businesses on 30 March 2018, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes as results of associates as of that date.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June 2018 and 2017, except for segment assets (non-current) with comparatives at 31 December 2017.

SEGMENT REPORTING

	North America		Latin America West		Latin America North		Latin America South		EMEA		Asia Pacific		Global Export and holding companies		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Volume	55	57	57	53	54	57	17	16	42	70	54	53	0	1	279	306
Revenue	7 641	7 786	4 828	4 259	4 335	4 365	1 629	1 523	4 095	5 145	4 367	3 856	193	170	27 087	27 104
Normalized EBITDA	2 970	3 149	2 349	1 998	1 801	1 699	735	666	1 413	1 489	1 617	1 412	(326)	(250)	10 557	10 162
Normalized EBITDA margin %	38.9%	40.4%	48.7%	46.9%	41.5%	38.9%	45.1%	43.7%	34.5%	28.9%	37.0%	36.6%	0	—	39.0%	37.5%
Depreciation, amortization and impairment	(391)	(404)	(323)	(302)	(392)	(406)	(106)	(101)	(405)	(408)	(359)	(360)	(137)	(127)	(2 113)	(2 103)
Normalized profit from operations (EBIT)	2 578	2 744	2 026	1 695	1 409	1 292	629	565	1 007	1 081	1 258	1 059	(463)	(378)	8 444	8 059
Exceptional items (refer Note 7)	0	30	(68)	(72)	19	(9)	(26)	(10)	(49)	(85)	(15)	(37)	(59)	(104)	(196)	(287)
Profit from operations (EBIT)	2 578	2 774	1 958	1 623	1 428	1 283	603	555	959	996	1 244	1 022	(522)	(482)	8 248	7 773
Net finance income/(cost)	0		0		0		0		0		0		0		(3 310)	(3 331)
Share of results of associates and joint ventures	0		0		0		0		0		0		0		93	124
Income tax expense	0		0		0		0		0		0		0		(1 436)	(994)
Profit from continuing operations	0		0		0		0		0		0		0		3 595	3 572
Discontinued operations	0		0		0		0		0		0		0		0	28
Profit/(loss)	0		0		0		0		0		0		0		3 595	3 600
Segment assets (non-current)	63 425	63 045	71 503	71 219	12 110	13 756	2 104	2 396	43 412	45 920	23 075	24 088	1 325	1 741	216 954	222 166
Gross capex	558	252	460	326	262	269	97	109	492	408	253	259	68	75	2 190	1 698

For the period ended 30 June 2018, net revenue from the beer business amounted to 24 886m US dollar (30 June 2017: 23 695m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 2 201m US dollar (30 June 2017: 3 409m US dollar).

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for 30 June 2018 and 30 June 2017:

Million US dollar	2018 Acquisitions	2017 Acquisitions	2018 Disposals	2017 Disposals
Non-current assets
Property, plant and equipment	0	70	(249)	—
Intangible assets	67	430	(17)	—
Deferred tax assets	0	1	(86)	—
Trade and other receivables	1	—	0	—

Current assets
Inventories	1	2	(74)	—
Income tax receivables	0	—	(2)	—
Trade and other receivables	1	10	(77)	—
Cash and cash equivalents	1	2	(4)	—
Assets held for sale	0	—	(27)	—

Non-current liabilities
Deferred tax liabilities	(1)	—	2	—

Current liabilities
Bank overdrafts	0	—	7	—
Interest-bearing loans and borrowings	0	—	142	—
Trade and other payables	(6)	(11)	252	—
Provisions	0	—	1	—

Net identifiable assets and liabilities	65	503	(132)	—

Non-controlling interest	0	(114)	0	—

Goodwill on acquisitions and goodwill disposed of	0	135	(479)	—
Loss/(gain) on disposal	0	—	(15)	—
Consideration to be (paid)/received	(4)	(119)	53	—
Net cash paid on prior years acquisitions	10	116	12	(42)
Recycling of cumulative translation adjustment in respect of net assets	0	—	(584)	—
Contribution in kind	0	—	1 150	—

Consideration paid/(received)	71	521	5	(42)

Cash (acquired)/ disposed of	(1)	(2)	(3)	—

Net cash outflow / (inflow)	70	519	2	(42)

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 14 Investments in associates.

The transaction described above involved the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes in exchange for a 50% ownership in AB InBev Efes. In line with IFRS, the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes, with AB InBev losing control, is accounted for as a deemed disposal and the 50% non-controlling interest AB InBev received in AB InBev Efes in exchange for such contribution is accounted for as a deemed acquisition of an investment in associate, with both acquisition and disposal measured at their fair value estimated at 1.15 billion US dollar representing the estimated value of the 50 % investment AB InBev will hold in AB InBev Efes after adjustment for net debt.

When a parent loses control of a subsidiary, IFRS 10 requires all assets and liabilities of the former subsidiary to be derecognized and any gain or loss associated with the deemed disposal interest to be recognized in the consolidated income statement. IFRS also requires that any amounts previously recognized in the consolidated statement of other comprehensive income (“OCI”), including historical translation adjustments, be recycled to the consolidated income statement, at the date when control is lost.

AB InBev has derecognized 573m US dollar net assets related to its former Russia and Ukraine businesses and has recycled 584m US dollar from OCI to the consolidated income statement, resulting in a net exceptional, non-cash loss of 7m US dollar (see also Note 7 Exceptional items).

In the first quarter of 2017, AB InBev and Keurig Green Mountain, Inc. established a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the US and Canadian markets. The transaction included the contribution of intellectual property and manufacturing assets from Keurig Green Mountain, Inc. Pursuant to the terms of the joint venture agreement, AB InBev owns 70% of the voting and economic interest in the joint venture. Under IFRS, this transaction was accounted for as a business combination as AB InBev was deemed as the accounting acquirer as per IFRS rules.

The company undertook a series of additional acquisitions and disposals during the first six months of 2017 and 2018, with no significant impact in the company’s condensed consolidated interim income statement.

7.	EXCEPTIONAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The exceptional items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2018	2017
Restructuring	(137)	(288)
Acquisition costs business combinations	(38)	(25)
Business and asset disposal (including impairment losses)	(21)	26

Impact on profit from operations	(196)	(287)

Exceptional net finance income/(cost)	(494)	(211)
Exceptional taxes	45	37
Exceptional non-controlling interest	(3)	9

Net impact on profit attributable to equity holders of AB InBev	(648)	(452)

The exceptional restructuring charges for the six-month period ended 30 June 2018 total (137)m US dollar (30 June 2017: (288)m US dollar). These charges primarily relate to the SAB integration. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (38)m US dollar by the end of June 2018, primarily related to cost incurred to facilitate the combination with SAB and cost incurred to recover the Budweiser distribution rights in Argentina from Compañia Cervecerías Unidas S.A. (“CCU”) – see Note 12 Intangible assets. Acquisition costs of business combinations amounts to (25)m US dollar by the end June 2017, primarily related to cost incurred to facilitate the combination with SAB.

Business and asset disposals amount to (21)m US dollar as per 30 June 2018 and mainly result from the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost (see also Note 6 Acquisitions and disposals of subsidiaries). Business and asset disposals resulted in a net gain of 26m US dollar as per 30 June 2017 mainly attributable to proceeds from prior years’ sale of SeaWorld to Blackstone.

The company incurred exceptional net finance cost of (494)m US dollar for the six-month period ended 30 June 2018 (30 June 2017: (211)m US dollar cost) – see Note 8 Finance cost and income.

All the above amounts are before income taxes. The exceptional items as of 30 June 2018 decreased income taxes by 45m US dollar (30 June 2017: 37m US dollar decrease of income taxes).

Non-controlling interest on the exceptional items amounts to (3)m US dollar for the six-month period ended 30 June 2018 (30 June 2017: 9m US dollar).

8.	FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE	COSTS

For the six-month period ended 30 June Million US dollar	2018	2017
Interest expense	(2 126)	(2 181)
Capitalization of borrowing costs	17	10
Net interest on net defined benefit liabilities	(48)	(55)
Accretion expense	(177)	(303)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(83)	(181)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(495)	(445)
Tax on financial transactions	(69)	(25)
Other financial costs, including bank fees	(59)	(68)

	(3 040)	(3 248)
Exceptional finance cost	(494)	(211)

	(3 534)	(3 459)

Finance costs, excluding exceptional items, decreased by 208m US dollar from prior year. Mark-to-market losses on certain derivatives related to the hedging of share-based payment programs amounted to 258m US dollar at 30 June 2018 (30 June 2017: 135m US dollar losses).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in China. Interest is capitalized at a borrowing rate ranging from 4% to 8%.

Exceptional net finance cost for the six-month period ended 30 June 2018 includes:

•	127m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo (30 June 2017: 71m US dollar). See also Note 15 Changes in equity and earnings per share;

•	123m US dollar resulting from mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB (30 June 2017: 69m US dollar);

•	244m US dollar resulting from premium paid on the early termination of certain bonds.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 18 Risks arising from financial instruments.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2018	2017
Interest income	155	114
Other financial income	69	14

	224	128

No interest income was recognized on impaired financial assets.

9.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2018	2017
Current tax expense
Current year	(1 556)	(706)
Deferred tax (expense)/income	120	(288)

Total income tax expense in the income statement	(1 436)	(994)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2018	2017
Profit before tax	5 031	4 566
Deduct share of result of associates and joint ventures	93	124

Profit before tax and before share of result of associates and joint ventures	4 938	4 442

Adjustments on taxable basis
Foreign source income	0	(337)
Government incentives	(354)	(336)
Expenses not deductible for tax purposes	1 590	811
Other non-taxable income	(478)	(121)

	5 696	4 459
Aggregated weighted nominal tax rate	26.9%	27.5%

Tax at aggregated weighted nominal tax rate	(1 532)	(1 225)

Adjustments on tax expense
Utilization of tax losses not previously recognized	119	28
Recognition of deferred taxes assets on previous years’ tax losses	42	—
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(149)	(142)
(Underprovided)/overprovided in prior years	(34)	137
Deductions from interest on equity	215	222
Deductions from goodwill	7	28
Other tax deductions	196	111
Change in tax rate	11	—
Withholding taxes	(227)	(136)
Other tax adjustments	(83)	(16)

	(1 436)	(994)
Effective tax rate	29.1%	22.4%

The total income tax expense for the six-month period ended 30 June 2018 amounts to 1 436m US dollar compared to 994m US dollar for the same period in 2017. The effective tax rate increased from 22.4% for the six-month period ended 30 June 2017 to 29.1% for the six-month period ended 30 June 2018, mainly due to country mix, with profit growth in higher taxed jurisdiction as well as additional exceptional net finance cost that do not attract tax deductions and changes in tax legislations in some countries resulting in additional non-deductible expenses in 2018.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2018				31 December 2017
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 742	33 717	2 265	48 724	44 352
Effect of movements in foreign exchange	(518)	(1 655)	(73)	(2 246)	1 431
Acquisitions	44	625	969	1 638	4 221
Acquisitions through business combinations	0	0	0	0	169
Disposals	(10)	(423)	(6)	(439)	(1 566)
Disposals through the sale of subsidiaries	(241)	(782)	(26)	(1 049)	(60)
Transfer (to)/from other asset categories and other movements[1]	244	950	(1 059)	135	177

Balance at end of the period	12 261	32 430	2 070	46 761	48 724

Depreciation and impairment losses
Balance at end of previous year	(3 514)	(18 026)	0	(21 540)	(18 133)
Effect of movements in foreign exchange	150	957	0	1 107	(697)
Depreciation	(241)	(1 590)	0	(1 831)	(3 567)
Disposals	3	362	0	365	1 161
Disposals through the sale of subsidiaries	174	626	0	800	48
Impairment losses	0	(39)	0	(39)	(85)
Transfer to/(from) other asset categories and other movements[1]	(30)	(143)	0	(173)	(267)

Balance at end of the period	(3 458)	(17 852)	0	(21 310)	(21 540)

Carrying amount
at 31 December 2017	9 228	15 691	2 265	27 184	27 184
at 30 June 2018	8 803	14 578	2 070	25 451	—

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 10m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 615m US dollar as at 30 June 2018 compared to 550m US dollar as at 31 December 2017.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 1 972m US dollar in the first half of 2018 and 1 579m US dollar the first half of 2017. Out of the total 2018 capital expenditures approximately 34 % was used to improve the company’s production facilities while 26% was used for logistics and commercial investments and 40% was used for improving administrative capabilities and purchase of hardware and software.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2018 of leased land and buildings was 279m US dollar (31 December 2017: 300m US dollar).

11.	GOODWILL

Million US dollar	30 June 2018	31 December 2017

Acquisition cost
Balance at end of previous year	140 980	135 897
Effect of movements in foreign exchange	(3 696)	4 684
Disposals through the sale of subsidiaries	(514)	—
Acquisitions through business combinations	0	398
Reclassified as held for sale	(13)	—

Balance at end of the period	136 757	140 980

Impairment losses
Balance at end of previous year	(40)	(34)
Impairment losses	0	(6)
Disposals through the sale of subsidiaries	35	—

Balance at end of the period	(5)	(40)

Carrying amount
at 31 December 2017	140 940	140 940
at 30 June 2018	136 752	—

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following this merger, the company derecognized its Russian and Ukrainian net assets including goodwill (see also Note 6 Acquisitions and disposals of subsidiaries).

[1]	The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

12.	INTANGIBLE ASSETS

	30 June 2018					31 December 2017
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	43 402	2 904	2 177	388	48 871	47 191
Effect of movements in foreign exchange	(698)	(78)	(94)	(22)	(892)	1 286
Acquisitions through business combinations	35	30	0	2	67	417
Acquisitions and expenditures	0	356	27	55	438	312
Disposals	(27)	(29)	0	(15)	(71)	(191)
Disposals through the sale of subsidiaries	(14)	0	(29)	(4)	(47)	—
Transfer (to)/from other asset categories and other movements[1]	0	72	45	(22)	95	(144)

Balance at end of period	42 699	3 255	2 126	382	48 462	48 871

Amortization and impairment losses
Balance at end of previous year	(32)	(1 379)	(1 472)	(114)	(2 997)	(2 401)
Effect of movements in foreign exchange	0	57	64	5	127	(139)
Amortization	0	(86)	(147)	(16)	(249)	(498)
Disposals	0	21	2	7	30	89
Disposals through the sale of subsidiaries	0	0	28	2	30	—
Transfer to/(from) other asset categories and other movements[1]	0	(7)	0	(4)	(11)	(48)

Balance at end of period	(32)	(1 394)	(1 525)	(120)	(3 070)	(2 997)

Carrying value
at 31 December 2017	43 370	1 525	705	274	45 874	45 874
at 30 June 2018	42 667	1 861	601	262	45 392	—

On 2 May 2018, AB InBev recovered the Budweiser distribution rights in Argentina from CCU. The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands, along with a cash payment of 306m US dollar and other commitments, to CCU Argentina. The Budweiser distribution rights have been assigned an indefinite useful life.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	CASH AND CASH EQUIVALENTS AND INVESTMENTS SECURITIES

Million US dollar	30 June 2018	31 December 2017
Short-term bank deposits	3 319	3 896
Cash and bank accounts	4 651	6 576

Cash and cash equivalents	7 970	10 472
Bank overdrafts	(72)	(117)

	7 898	10 355

[1]	The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

INVESTMENTS SECURITIES

Million US dollar	30 June 2018	31 December 2017

Non-current investments
Equity instruments at fair value through OCI	90	76
Debt securities at fair value through OCI	22	24

	112	100
Current investments
Debt securities at fair value through Profit or Loss	4	1 304

	4	1 304

The cash outstanding per 30 June 2018 includes restricted cash for an amount of 2m US dollar (31 December 2017: 2m US dollar). This restricted cash refers to outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 combination.

14.	INVESTMENTS IN ASSOCIATES

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2018			2017
Million US dollar	AB InBev Efes	Castel[1]	Efes	Castel[1]	Efes

Balance at 1 January	0	3 480	694	2 793	750
Effect of movements in foreign exchange	0	(87)	(116)	182	—
Acquisitions	1 150	0	0	—	—
Dividends received	0	(18)	0	—	—
Share of results of associates	(2)	76	(27)	91	(10)

Balance at end of period	1 148	3 451	551	3 066	740

On 30 March 2018, AB Inbev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are now combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 6 Acquisitions and disposals of subsidiaries.

During the first six months of 2018, associates that are not individually material contributed to 46m US dollar to the results of investment in associates.

15.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2018:

	Issued capital
ISSUED CAPITAL	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	0	0

	2 019	1 736
Of which:
Ordinary shares	1 693	0
Restricted shares	326	0

	Treasury shares		Result on the use of treasury shares
TREASURY SHARES	Million shares	Million US dollar	Million US dollar
At the end of the previous year	85.5	(8 980)	(1 452)
Changes during the period	(23.0)	2 431	(931)

	62.5	(6 549)	(2 383)

As at 30 June 2018, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 62 473 302 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 325 999 817 Restricted Shares. As at 30 June 2018, the total of authorized, un-issued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

[1]	Brasseries Internationales Holding Ltd, Société des Brasseries et Glacières Internationales SA, Algerienne de Bavaroise Spa, BIH Brasseries Internationales Holding (Angola) Ltd, Marocaine d’Investissements et de Services SA, Skikda Bottling Company SARL, Société de Boissons de I’Ouest Algerien SARL, and Société des Nouvelles Brasseries together make up Castel’s African beverage operations.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination. From completion of the SAB combination, such restricted shares will rank equally with the new ordinary shares with respect to dividends and voting rights.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report for the year ended 31 December 2017.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2018, Ambev increased its participation in CND from 55% to 85%. As the related subsidiary was already fully consolidated, the purchase did not impact AB InBev’s profit, but reduced the non-controlling interests by 429m US dollar and increased the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 25 October 2017, an interim dividend of 1.60 euro per share or 3 089m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2017. On 25 April 2018, in addition to the interim dividend paid on 16 November 2017, a dividend of 2.00 euro per share or 3 867m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2017 fiscal year of 3.60 euro per share or 6 956m euro. The dividend was paid out on 3 May 2018.

On 27 October 2016, an interim dividend of 1.60 euro per share or 3 091m euro was approved by the Board of Directors. This interim dividend was paid out on 17 November 2016. On 26 April 2017, in addition to the interim dividend paid on 17 November 2016, a dividend of 2.00 euro per share or 3 856m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2016 fiscal year of 3.60 euro per share or 6 947m euro. The dividend was paid out on 4 May 2017.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IFRS 9 Financial Instruments hedge accounting rules.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 30 June 2018, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, selected Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013.

On 21 May 2018, AB InBev delivered the shares that were due under the deferred share instruments. Such delivery obligation was met through the use of AB InBev treasury shares.

Until the delivery of the AB InBev shares, AB InBev paid a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders were compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument was classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 3 May 2018, the company paid a coupon of 2.00 euro per share or approximately 56m US dollar (4 May 2017: 2.00 euro per share or approximately 51m US dollar).

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 20 million of its own ordinary shares. As of 30 June 2018, the outstanding balance of loaned securities amounted to 20 million, of which 19 million were used to fulfil stock option plan commitments. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2018	(13 705)	586	(1 665)	(14 784)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(3 352)	0	0	(3 352)
Cash flow hedges	0	229	0	229
Re-measurements of post-employment benefits	0	0	(4)	(4)
Total comprehensive income	(3 352)	229	(4)	(3 126)

As per 30 June 2018	(17 057)	815	(1 669)	(17 910)

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2017	(14 758)	744	(1 612)	(15 626)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	2 919	—	—	2 919
Cash flow hedges	—	(314)	—	(314)
Re-measurements of post-employment benefits	—	—	25	25
Total comprehensive income	2 919	(314)	25	2 630

As per 30 June 2017	(11 839)	430	(1 587)	(12 996)

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2018 is based on the profit attributable to equity holders of AB InBev of 2 955m US dollar (30 June 2017: 2 908m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2018	2017
Issued ordinary shares at 1 January, net of treasury shares	1 934	1 934
Effect of stock lending	18	14
Effect of undelivered shares under the deferred share instrument	18	23
Effect of delivery of treasury shares	5	—

Weighted average number of ordinary and restricted shares at 30 June	1 975	1 970

The calculation of diluted earnings per share for the six-month period ended 30 June 2018 is based on the profit attributable to equity holders of AB InBev of 2 955m US dollar (30 June 2017: 2 908m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2018	2017
Weighted average number of ordinary and restricted shares at 30 June	1 975	1 970
Effect of share options, warrants and restricted stock units	37	39

Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 012	2 009

The calculation of earnings per share before exceptional items and discontinued operations for the six-month period ended 30 June 2018 is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2018	2017
Profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev	3 605	3 331
Exceptional items, before taxes (refer to Note 7)	(196)	(287)
Exceptional finance income/(cost), before taxes (refer to Note 8)	(494)	(211)
Exceptional taxes (refer to Note 7)	45	37
Exceptional non-controlling interest (refer to Note 7)	(3)	9
Profit from discontinued operations	0	28

Profit attributable to equity holders of AB InBev	2 955	2 908

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2018	2017
Profit attributable to equity holders of AB InBev	2 955	2 908
Weighted average number of ordinary and restricted shares	1 975	1 970
Basic EPS from continuing and discontinued operations	1.50	1.48

Profit from continuing operations attributable to equity holders of AB InBev	2 955	2 880
Weighted average number of ordinary and restricted shares	1 975	1 970
Basic EPS from continuing operations	1.50	1.46

Profit from continuing operations before exceptional items, attributable to equity holders of AB InBev	3 605	3 331
Weighted average number of ordinary and restricted shares	1 975	1 970
EPS from continuing operations before exceptional items	1.83	1.69

Profit attributable to equity holders of AB InBev	2 955	2 908
Weighted average number of ordinary and restricted shares (diluted)	2 012	2 009
Diluted EPS from continuing and discontinued operations	1.47	1.45

Profit from continuing operations attributable to equity holders of AB InBev	2 955	2 880
Weighted average number of ordinary and restricted shares (diluted)	2 012	2 009
Diluted EPS from continuing operations	1.47	1.43

Profit from continuing operations before exceptional items, attributable to equity holders of AB InBev	3 605	3 331
Weighted average number of ordinary and restricted shares (diluted)	2 012	2 009
Diluted EPS from continuing operations before exceptional items	1.79	1.66

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 60m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2018.

16.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 19 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2018	31 December 2017
Secured bank loans	135	230
Unsecured bank loans	128	153
Unsecured bond issues	110 459	108 327
Unsecured other loans	52	53
Finance lease liabilities	175	186

	110 949	108 949

CURRENT LIABILITIES Million US dollar	30 June 2018	31 December 2017
Secured bank loans	1 405	272
Commercial papers	1 801	1 870
Unsecured bank loans	126	739
Unsecured bond issues	2 604	4 510
Unsecured other loans	13	15
Finance lease liabilities	25	27

	5 974	7 433

The current and non-current interest-bearing loans and borrowings amount to 116.9 billion US dollar as of 30 June 2018, compared to 116.4 billion US dollar as of 31 December 2017.

Commercial papers amount to 1.8 billion US dollar as of 30 June 2018 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During 2018, AB InBev completed the issuance of the following series of bonds:

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
23 January 2018	1 500	Euro	3M EURIBOR + 30 bps	15 April 2024
23 January 2018	2 000	Euro	1.150%	22 January 2027
23 January 2018	750	Euro	2.000%	23 January 2035
4 April 2018	1 500	USD	3.500%	12 January 2024
4 April 2018	2 500	USD	4.000%	13 April 2028
4 April 2018	1 500	USD	4.375%	15 April 2038
4 April 2018	2 500	USD	4.600%	15 April 2048
4 April 2018	1 500	USD	4.750%	15 April 2058
4 April 2018	500	USD	3M LIBOR + 74 bps	12 January 2024

On 19 March, the company redeemed the entire outstanding principal amount of the Anheuser-Busch InBev Worldwide notes with a principal amount of 2.5 billion US dollar due in 2019 bearing interest at 7.75%. The redemption of the notes was financed with cash.

On 23 April, the company redeemed the entire outstanding principal amount of certain notes due in 2019 and 2020. The total principal amount of the notes that were retired is approximately 7.8 billion US dollar. The redemption of the notes was financed with cash.

On 6 June, the company redeemed the entire outstanding principal amount of the Anheuser-Busch InBev Worldwide notes due 2020. The total principal amount of notes that were retired is 1.0 billion US dollar. The redemption of the notes was financed with cash.

AB InBev is in compliance with all its debt covenants as of 30 June 2018. The 2010 senior facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2018 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	1 540	1 405	56	15	28	36
Commercial papers	1 801	1 801	0	0	0	0
Unsecured bank loans	254	126	95	33	0	0
Unsecured bond issues	113 063	2 604	6 276	10 649	17 764	75 770
Unsecured other loans	65	13	18	8	6	20
Finance lease liabilities	200	25	33	19	16	107

	116 923	5 974	6 478	10 724	17 814	75 933

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2017 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	502	272	128	18	33	51
Commercial papers	1 870	1 870	—	—	—	—
Unsecured bank loans	892	739	122	31	—	—
Unsecured bond issues	112 837	4 510	9 956	9 389	18 441	70 541
Unsecured other loans	68	15	18	7	3	25
Finance lease liabilities	213	27	29	20	23	114

	116 382	7 433	10 253	9 465	18 500	70 731

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 108.8 billion US dollar as of 30 June 2018, from 104.4 billion US dollar as of 31 December 2017. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the acquisition by Ambev of additional shares in Cervecería Nacional Dominicana S.A. (“CND”) following the partial exercise by E. León Jimenes S.A. (“ELJ”) of its put option (0.9 billion US dollar), the payment to Molson Coors Brewing Company related to a purchase price adjustment on the disposal completed on 11 October 2016 of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the “Miller International Business” (0.3 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (5.1 billion US dollar), the payment of interests and taxes (4.6 billion US dollar) and the impact of changes in foreign exchange rates (0.8 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2018	31 December 2017
Non-current interest-bearing loans and borrowings	110 949	108 949
Current interest-bearing loans and borrowings	5 974	7 433

	116 923	116 382
Bank overdrafts	72	117
Cash and cash equivalents	(7 970)	(10 472)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(191)	(309)
Debt securities (included within Investment securities)	(26)	(1 328)

Net debt	108 808	104 390

17.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total expense of 173m US dollar for the six-month period ended 30 June 2018, as compared to 164m US dollar for the six-month period ended 30 June 2017.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2018, AB InBev issued 1.5m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 161m US dollar and cliff vest after five years.

LTI Stock Option Plan for Directors

During 2018, AB InBev granted 0.2m stock options to members of the board of directors, representing a fair value of approximately 4m US dollar.

LTI Stock Option Plan for Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

During 2018 AB InBev issued 1.3m LTI stock options with an estimated fair value of 25m US dollar.

Performance related incentive plan for Disruptive Growth Function

In 2016 the company implemented a new performance related incentive plan which substitutes the long-term incentive stock option plan for executives of the Disruptive Growth Function. This function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences such as brew pubs.

During 2018, approximately 0.1m performance units were granted to senior management of the Disruptive Growth Function. The value of the performance units will depend on the return of the Disruptive Growth business area. Out of these, 0.1m performance units were granted to a member of the Executive Board of Management.

The units vest after 5 years provided a performance test is met. Specific forfeiture rules apply in case the executive leaves the company.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2018, 0.1m restricted stock units with an estimated fair value of 6m US dollar were granted under this program to a selected number of employees.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. As of 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. Each option gives the grantee the right to purchase one existing AB InBev share. During 2018, approximately 1.7m stock options were granted with an estimated fair value of 30m US dollar.

[1]	Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2018, employees purchased 0.1m shares under this program for the equivalent of 1m US dollar.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program can be executed whereby unvested options are exchanged against restricted shares that remain locked-up until 5 years after the end of the initial vesting period. In 2018, no options were exchanged against ordinary blocked shares. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. In 2018, no new options were issued.

The Board has also approved the early release of vesting conditions of unvested stock options or restricted stock units which are vesting within 6 months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the restricted stock units must remain blocked until the end of the initial vesting period. In 2018, the vesting of 0.2m stock options and restricted stock units was accelerated under this program for other members of the senior management. Out of these, the vesting of 0.2m stock options and restricted stock units was accelerated for a member of the Executive Board of Management.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.1m deferred stock units in 2018 with an estimated fair value of 0.3m US dollar.

Since 2018, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 3.4m restricted stock units in 2018 with an estimated fair value of 22m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2018, Ambev granted 3.9m LTI stock options with an estimated fair value of 8m US dollar.

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential”, share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively.

18.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2018	31 December 2017
Indirect taxes payable	200	157
Trade payables	315	380
Deferred consideration on acquisitions	561	699
Other payables	121	226

	1 197	1 462

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2018	31 December 2017
Trade payables and accrued expenses	13 647	15 240
Payroll and social security payables	810	1 284
Indirect taxes payable	2 337	2 862
Interest payable	1 493	1 790
Consigned packaging	1 119	1 111
Dividends payable	582	479
Deferred income	37	30
Deferred consideration on acquisitions	679	1 723
Other payables	235	243

	20 939	24 762

As at 30 June 2018, deferred consideration on acquisitions is mainly comprised of 0.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”). In January 2018, ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar, resulting in Ambev’s participation in CND increasing from 55% to 85%.

19.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below, is an overview of financial assets, other than cash and short-term deposits, held by the company as at 30 June 2018 and 31 December 2017:

Million US dollar	30 June 2018	31 December 2017
Debt instruments at amortized cost
Trade and other receivables	7 297	7 400

Debt instruments at fair value through OCI
Debt securities held to maturity	22	24

Debt instruments at fair value through profit or loss
Quoted debt securities	4	1 304

Equity instruments at fair value through OCI
Unquoted equity shares	90	76

Financial assets at fair value through profit or loss

Derivatives not designated in hedge accounting relationships:
Equity swaps	56	62
Cross currency interest rate swaps	10	9
Other derivatives	4	1

Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	441	151
Interest rate swaps	16	14

Commodities	145	246

	8 085	9 287
Of which:
Non-current	897	125
Current	7 188	9 162

Set out below is an overview of financial liabilities held by the company as at 30 June 2018 and 31 December 2017:

Million US dollar	30 June 2018	31 December 2017
Financial liabilities at fair value through profit or loss

Derivatives not designated in hedge accounting relationships:
Equity swaps	1 817	1 098
Cross currency interest rate swaps	693	906
Other derivatives	0	2

Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	402	211
Interest rate swaps	93	37
Commodities	46	67
Other derivatives	54	73

Financial liabilities at amortized cost

Trade and other payables	22 136	26 224

Non-current interest-bearing loans and borrowings:
Secured bank loans	135	230
Unsecured bank loans	128	153
Unsecured bond issues	110 459	108 327
Unsecured other loans	52	53
Finance lease liabilities	175	186

Current interest-bearing loans and borrowings:
Secured bank loans	1 405	272
Unsecured bank loans	126	739
Unsecured bond issues	2 604	4 510
Unsecured other loans	13	15
Commercial paper	1 801	1 870
Bank overdrafts	72	117
Finance lease liabilities	25	27

	142 236	145 117
Of which:
Non-current	113 077	111 348
Current	29 159	33 769

DERIVATIVE FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2018 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2018					31 December 2017
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	14 717	193	0	0	0	11 637	233	—	—	—
Foreign currency futures	643	0	0	0	0	655	—	—	—	—

Interest rate
Interest rate swaps	2 325	1 750	0	1 879	59	1 075	2 250	750	1 883	88
Cross currency interest rate swaps	1 797	0	0	6 400	658	711	1 797	—	5 900	1 176
Other interest rate derivatives	0	4	0	0	565	—	—	5	—	565

Commodities
Aluminum swaps	1 600	13	0	0	0	1 412	21	—	—	—
Other commodity derivatives	1 102	25	0	0	0	1 214	144	—	—	—

Equity
Equity derivatives	11 514	0	0	0	0	11 799	—	—	—	—

EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 8 Finance cost and income and Note 15 Changes in equity and earnings per share) and some share-based payments in connection with the combination with SAB. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2018, an exposure for an equivalent of 92.4m of AB InBev shares was hedged, resulting in a total loss of 508m US dollar recognized in the profit or loss account for the period, of which 258m US dollar related to the company’s share-based payment programs, 127m US dollar and 123m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2017, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a net cash inflow of 2.9 billion US dollar between 2012 and 2017 and, accordingly, a decrease of counterparty risk.

LIQUIDITY RISK

AB InBev’s primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. AB InBev’s material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalent and short term investments, along with the derivative instruments and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2018
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(1 540)	(1 580)	(1 416)	(62)	(19)	(35)	(48)
Commercial papers	(1 801)	(1 802)	(1 802)	0	0	0	0
Unsecured bank loans	(254)	(263)	(128)	(99)	(36)	0	0
Unsecured bond issues	(113 063)	(172 532)	(5 348)	(10 378)	(14 502)	(24 672)	(117 632)
Unsecured other loans	(65)	(94)	(10)	(22)	(12)	(8)	(42)
Finance lease liabilities	(200)	(279)	(39)	(46)	(29)	(32)	(133)
Bank overdraft	(72)	(72)	(72)	0	0	0	0
Trade and other payables	(22 136)	(22 417)	(20 902)	(334)	(192)	(498)	(491)

	(139 131)	(199 039)	(29 717)	(10 941)	(14 790)	(25 245)	(118 346)
Derivative financial assets/(liabilities)
Interest rate derivatives	(131)	(44)	(37)	(38)	(21)	11	41
Foreign exchange derivatives	43	58	49	9	0	0	0
Cross currency interest rate swaps	(683)	(807)	(26)	117	115	(900)	(113)
Commodity derivatives	99	94	93	1	0	0	0
Equity derivatives	(1 761)	(1 444)	(1 444)	0	0	0	0

	(2 433)	(2 143)	(1 365)	89	94	(889)	(72)
Of which: related to cash flow hedges	269	297	393	12	2	3	(113)

	31 December 2017
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(502)	(590)	(318)	(137)	(23)	(42)	(70)
Commercial papers	(1 870)	(1 871)	(1 871)	—	—	—	—
Unsecured bank loans	(892)	(927)	(761)	(129)	(37)	—	—
Unsecured bond issues	(112 837)	(167 056)	(8 951)	(13 951)	(12 908)	(24 655)	(106 591)
Unsecured other loans	(68)	(114)	(17)	(23)	(13)	(7)	(54)
Finance lease liabilities	(213)	(301)	(42)	(42)	(32)	(40)	(145)
Bank overdraft	(117)	(117)	(117)	—	—	—	—
Trade and other payables	(26 167)	(26 628)	(24 756)	(476)	(207)	(289)	(900)

	(142 666)	(197 604)	(36 833)	(14 758)	(13 220)	(25 033)	(107 760)
Derivative financial assets/(liabilities)
Interest rate derivatives	(96)	(101)	(9)	(21)	(14)	16	(73)
Foreign exchange derivatives	(61)	(52)	(59)	7	—	—	—
Cross currency interest rate swaps	(897)	(1 043)	65	(128)	114	(904)	(190)
Commodity derivatives	179	143	139	4	—	—	—
Equity derivatives	(1 036)	(1 134)	(1 134)	—	—	—	—

	(1 911)	(2 187)	(998)	(138)	100	(888)	(263)
Of which: related to cash flow hedges	(20)	(29)	64	5	2	4	(104)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In conformity with IFRS 9 all derivatives are recognized at fair value in the balance sheet.

The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates.

The fair value of these instruments generally reflects the estimated amount that AB InBev would receive on the settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the balance sheet date, and thereby takes into account any unrealized gains or losses on open contracts.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2018	31 December 2017	30 June 2018	31 December 2017	30 June 2018	31 December 2017
Foreign currency
Forward exchange contracts	441	151	(402)	(211)	39	(60)
Foreign currency futures	4	1	0	(2)	4	(1)

Interest rate
Interest rate swaps	16	14	(93)	(37)	(77)	(23)
Cross currency interest rate swaps	10	9	(693)	(906)	(683)	(897)
Other interest rate derivatives	0	—	(54)	(73)	(54)	(73)

Commodities
Aluminum swaps	93	178	(9)	(5)	84	173
Sugar futures	34	24	(13)	(20)	21	4
Wheat futures	6	34	(6)	(22)	0	12
Other commodity derivatives	12	10	(18)	(20)	(6)	(10)

Equity
Equity derivatives	56	62	(1 817)	(1 098)	(1 761)	(1 036)

	672	483	(3 105)	(2 394)	(2 433)	(1 911)
Of which:
Non-current	29	25	(931)	(937)	(902)	(912)
Current	643	458	(2 174)	(1 457)	(1 531)	(999)

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

Fair value hierarchy 30 June 2018 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	4	9	0
Derivatives at fair value through profit and loss	1	224	0
Derivatives in a cash flow hedge relationship	19	411	0
Derivatives in a fair value hedge relationship	0	7	0
Derivatives in a net investment hedge relationship	0	10	0

	24	661	0
Financial Liabilities
Deferred consideration on acquisitions at fair value	0	0	1 071
Derivatives at fair value through profit and loss	0	2 764	0
Derivatives in a cash flow hedge relationship	0	161	0
Derivatives in a fair value hedge relationship	0	152	0
Derivatives in a net investment hedge relationship	0	28	0

	0	3 105	1 071

Fair value hierarchy 31 December 2017 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	1 304	5	—
Derivatives at fair value through profit and loss	—	89	—
Derivatives in a cash flow hedge relationship	9	340	—
Derivatives in a fair value hedge relationship	—	36	—
Derivatives in a net investment hedge relationship	—	9	—

	1 313	479	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	2 210
Derivatives at fair value through profit and loss	1	1 210	—
Derivatives in a cash flow hedge relationship	28	341	—
Derivatives in a fair value hedge relationship	—	129	—
Derivatives in a net investment hedge relationship	—	685	—

	29	2 365	2 210

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018, ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar, resulting in Ambev’s participation in CND increasing from 55% to 85%. As of 30 June 2018, the put option for the remaining shares held by ELJ was valued 0.6 billion US dollar (2017: 1.7 billion US dollar before the exercise of the put option by ELJ in January 2018) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by the partial exercise by ELJ of the put option, accretion expenses and currency translation. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2018
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	667	667	(659)	9
Derivative liabilities	(3 109)	(3 109)	659	(2 450)

	31 December 2017
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	483	483	(466)	17
Derivative liabilities	(2 394)	(2 394)	466	(1 928)

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

20.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

In the first six months of 2018, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other as compared to 31 December 2017, except for an additional guarantee on short-term loans amounting to 0.6 billion US dollar.

21.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2018, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2018	31 December 2017
Income tax and social contribution	8 771	9 600
Value-added and excise taxes	5 629	5 987
Other taxes	1 215	1 390

	15 615	16 977

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017. In September 2017, Ambev filed a judicial proceeding for this tax assessment with a motion of injunction, which was granted to Ambev. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a favorable decision to Ambev in September 2011. In 2013, 2016 and 2017, Ambev received other tax assessments related to profits of its foreign subsidiaries. As of 30 June 2018, Ambev management estimates the exposure of approximately 6.2 billion Brazilian real (1.6 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 45m Brazilian real (12m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev was notified in August 2015 and presented a motion to clarify the decision to the Administrative Court. This motion was admitted in September 2016 and Ambev was notified of the clarified decision in January 2018. The decision rendered by the Lower Administrative Court was partly favorable to Ambev. Therefore Ambev filed a judicial proceeding to discuss the unfavorable part of the decision with a motion of injunction, which was granted to Ambev. The remaining part, which was favorable to Ambev, will be reexamined by the Administrative Upper House. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision on this tax assessment and filed an appeal to the Lower Administrative Court. In May 2018, Ambev received a partly favorable decision at the Lower Administrative Court and is currently awaiting the issuance of the decision to analyze whether or not to appeal to the decision. Ambev has not recorded any provisions for this matter, and management estimates possible losses in relation to this assessment to be approximately 9.1 billion Brazilian real (2.4 billion US dollar) as of 30 June 2018. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative Court was unfavorable to Ambev. When analyzing the appeal presented by Ambev against such decision, the Lower Administrative Court remanded the case back to the first level administrative Court for a new judgment due to procedural matters. In July 2017, Ambev was notified of the new first level decision which was unfavorable to Ambev and filed a new appeal to the Lower Administrative Court. In April 2018, Ambev received a new tax assessment charging part of the remaining value of the goodwill amortization and filed a defense. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 2.1 billion Brazilian real (0.5 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. Ambev filed a response in December 2017 and is awaiting the first level administrative decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forward arising in the context of business combinations. In February 2016, the Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases the decision was unfavorable. Ambev filed a judicial proceeding. In September 2016, Ambev received a favorable first level decision in one of the judicial claims. In March 2017, Ambev received an unfavorable first level decision on the other judicial case and filed an appeal to the Court. Ambev management estimates the total exposures of possible loss in relation to these assessments to be approximately 0.6 billion Brazilian real (0.1 billion US dollar) as of 30 June 2018.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. In July 2016, Ambev was notified of the unfavorable first level administrative decision and filed an appeal to the Upper Administrative Court. In August 2017, the Lower Administrative Court ruled in favor of Ambev’s appeal and in December 2017, Ambev was notified of the decision. The Brazilian tax authorities forfeited their right to appeal that decision and the case is definitely closed. In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev presented a defense and awaits the first level administrative decision. In December 2016, Ambev received a new tax assessment related to the same matter, regarding the period of 2011, 2012 and 2013. Ambev presented a defense and awaits the first level administrative decision. Ambev management estimates the amount of possible loss in relation to those assessments to be approximately 4.5 billion Brazilian real (1.2 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection with this assessment.

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. In September 2017, Ambev decided to include part of those tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure nº 783. In June 2018, the Company was notified of a favorable first administrative level decision cancelling four of these assessments (related to offsets of 2015 and 2016). Ambev is currently awaiting the formal dismissal of these cases by the Brazilian Federal Revenue Service to reduce the amount of the possible exposure to 3.0 billion Brazilian real (0.8 billion US dollar). As of 30 June 2018, Ambev management estimates the exposure of approximately 7.3 billion Brazilian real (1.9 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount.

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In September 2017, Arosuco received the unfavorable first level administrative decision and filed an appeal to the Lower Administrative Court. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 30 June 2018. Arosuco has not recorded any provision in connection therewith.

In December 2016, CRBS (a subsidiary of Ambev) received a tax assessment regarding the use of “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In July 2017, CRBS was notified of an unfavorable first level administrative decision and filed an appeal to the Administrative Court. In September 2017, CRBS decided to include this tax assessment in the Brazilian Federal Tax Regularization Program of the Provisional Measure nº 783.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. There is discussion on whether the acquisition of such benefited goods gives rise to the right of IPI excise tax credits by the relevant acquirers. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein and discussing the matter at Courts. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed IPI excise tax credits and other IPI excise tax credits, which are under discussion before the Brazilian Supreme Court. Ambev management estimates the possible loss related to these assessments to be approximately 3.5 billion Brazilian real (0.9 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits which are under discussion in the abovementioned proceedings. Ambev is challenging these charges before Courts. Ambev management estimates the possible loss related to these assessments to be approximately 0.9 billion Brazilian real (0.2 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities to charge the IPI excise tax, supposedly due over remittances of manufactured goods to related factories. The cases are being challenged at both the administrative and judicial levels of the Courts. Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (0.4 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments issued by the States of São Paulo, Rio de Janeiro, Minas Gerais and other States questioning the legality of ICMS tax credits arising from transactions with companies that has tax incentives. Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.5 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

Ambev was assessed by the State of Rio de Janeiro to charge the ICMS supposedly due with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In October 2015 and January 2016, Ambev paid the amounts under discussion in an incentive program under which discounts were granted, in the total historical amount of approximately 0.3 billion Brazilian real (0.1 billion US dollar). In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the States of Pará and Piauí, which are currently under discussion. After the abovementioned payments, Ambev management estimates the possible loss involved in these proceedings to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by the company is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before Courts. Among other similar cases, the company received three assessments issued by the State of Minas Gerais in the original amount of 1.4 billion Brazilian real (0.4 billion US dollar). In the first quarter of 2018, the Upper House of the Administrative Tax Court of the State of Minas Gerais ruled unfavorably to Ambev on these three cases. Ambev will now seek recourse in the judicial Courts. In 2017, Ambev received ten relevant assessments from the State of Rio de Janeiro in the original amounts of 0.9 billion Brazilian real (0.2 billion US dollar). Ambev presented appeal against such tax assessments and now awaits the decision by the Tax Administrative Court. Ambev management estimates the total possible loss related to this issue to be approximately 7.0 billion Brazilian real (1.8 billion US dollar) as of 30 June 2018. Ambev has recorded provisions in the total amount of 8m Brazilian real (2m US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

SOCIAL CONTRIBUTIONS

Ambev received some tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the Courts. Ambev management estimates the possible loss related to these assessments to be approximately 3.1 billion Brazilian real (0.8 billion US dollar) as of 30 June 2018. No related provision has been made.

OTHER TAX MATTERS

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of 0.1 billion US dollar for tax years 2010 and 2011. In April 2018, Anheuser-Busch InBev Worldwide Inc. reached a settlement with the IRS for the 2008 to 2011 tax years.

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. The appeals do not suspend the recovery process, and AB InBev cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 30 June 2018.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. Against such decision AB InBev has filed a court claim before the Brussels court of first instance. Also in respect of this aspect of the excess profit ruling matter, considering the company’s and its counsel assessment in respect of the merits of the case, AB InBev has not recorded any provisions as of 30 June 2018.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 0.8 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. Five of the six lawsuits were ruled favorable to Ambev by the Superior Court of Justice (STJ). Two of them during the year of 2017. All of these five cases are pending final judgment by STJ’s Special Court. In November, 2017 the Federal Public Prosecutor filled a motion favorable to Ambev’s position in one of the cases. Considering all of these facts, the company and our external counsels strongly believe that the chance of loss of these cases are remote.

ANTITRUST MATTERS

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding 1.4 billion Canadian dollar (1.2 billion US dollar), as well as, punitive, exemplary and aggravated damages of 5m Canadian dollar (4m US dollar) and changes/repeals of the affected legislation. In March 2018, the court granted summary judgment and dismissed the class claims. The plaintiffs have appealed. Ambev has not recorded any provision in connection therewith.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev through certain practices aimed at restricting trade from other European Union member states to Belgium. On 30 November 2017, the European Commission informed AB InBev of its preliminary view in a Statement of Objections that these practices are an infringement and invited AB InBev to respond, which it shall do. The fact that a Statement of Objections has been issued does not mean that the European Commission has concluded that there is an infringement. It is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith. There is no connection between this investigation and the combination with former SAB.

22.	RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2018, compared to 2017, exception made of the transaction the company entered into with Anadolu Efes whereby the companies combined their Russia and Ukraine businesses into AB InBev Efes. AB InBev received a 50% non-controlling interest in AB InBev Efes, accounted for as an associate following the contribution of its businesses (see also Note 6 Acquisitions and disposals of subsidiaries and Note 14 Investment in associates).

23.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch InBev Worldwide Inc. or Anheuser-Busch InBev Finance Inc., and in each case fully and unconditionally guaranteed by Anheuser-Busch InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV (the “Other Subsidiary Guarantors”), and by Anheuser-Busch InBev Worldwide Inc. (in respect of debt issued by Anheuser-Busch InBev Finance Inc.) and by Anheuser-Busch InBev Finance Inc. (in respect of debt issued by Anheuser-Busch InBev Worldwide Inc.). The following notes issued by Anheuser-Busch Worldwide Inc. and Anheuser-Busch Finance Inc. and registered with the SEC were outstanding as of 30 June 2018:

•	On 6 January 2010, Anheuser-Busch InBev Worldwide Inc. issued 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2040. The notes bear interest at an annual rate of 6.375% and will mature on 15 January 2040. The issuance closed on 5 February 2010. In connection with bond exchange on 6 April and 19 April 2017, 51.12% of the principal of the 2040 note was exchanged. The remaining principal of the note amounts to 0.24 billion US dollar.

•	On 24 January 2011, Anheuser-Busch InBev Worldwide Inc. issued 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 4.375% and will mature on 15 February 2021. The issuance closed on 27 January 2011.

•	On 14 March 2011, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for the following series of unregistered notes (i) 1.25 billion US dollar principal amount of 8.2% notes due 2039 and (ii) 1.0 billion US dollar principal amount of 6.875% notes due 2019 and (iii) 0.45 billion US dollar principal amount of 8.0 % notes due 2039. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. issued freely tradable, SEC-registered with otherwise substantially the same terms and conditions.

•	On 16 July 2012, Anheuser-Busch InBev Worldwide Inc. issued 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes bear interest at an annual rate of 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•	On 17 January 2013, Anheuser-Busch InBev Finance Inc. issued 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregate principal amount of fixed rate notes due 2043. The notes bear interest at an annual rate of 2.625% for the 2023 notes and 4.000% for the 2043 notes.

•	On 27 January 2014, Anheuser-Busch InBev Finance Inc. issued 5.25 billion US dollar aggregate principal amount of bonds, consisting of; 250m US dollar aggregate principal amount of floating rate notes due 2019; 1.4 billion US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes bear interest at an annual rate of 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes bear interest at an annual rate of 40.00 basis points above three-month LIBOR.

•	On 23 July 2015, Anheuser-Busch InBev Finance Inc. issued 565 million US dollar aggregated principal amount of fixed rate notes due 2045. The notes bear interest at an annual rate of 4.60%.

•	On 25 January 2016, Anheuser-Busch InBev Finance Inc. issued 46.0 billion US dollar aggregate principal amount of bonds, consisting of 7.5 billion US dollar aggregate principal amount of fixed rate notes due 2021; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2023; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2026; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2036; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2046; and 500m US dollar aggregate principal amount of floating rate notes due 2021. The fixed rate notes will bear interest at an annual rate of 2.650% for the 2021 notes; 3.300% for the 2023 notes; 3.650% for the 2026 notes; 4.700% for the 2036 notes and 4.900% for the 2046 notes. The 2021 floating rate notes bear interest at an annual rate of 126.00 basis points above three-month LIBOR.

•	On 29 January 2016, Anheuser-Busch InBev Finance Inc. issued 1.47 billion US dollar aggregated principal amount of fixed rate notes due 2046. The notes bear interest at an annual rate of 4.915%.

•	On 16 December 2016, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for up to 6.8 billion US dollar aggregate principal amount of certain SAB Group notes, in connection with which Anheuser-Busch InBev Worldwide Inc. issued (i) 309 million US dollar aggregate principal amount of floating rate notes due 2018; (ii) 641 million US dollar aggregate principal amount of 2.200% fixed rate notes due 2018; (iii) 2.35 billion US dollar aggregate principal amount of 3.750% fixed rates due 2022; (iv) 298 million US dollar aggregate principal amount of 6.625% fixed rate notes due 2033; (v) 300 million US dollar aggregate principal amount of 5.875% fixed rate notes due 2035; and (vi) 1.49 billion US dollar aggregate principal amount of 4.950% fixed rate notes due 2042. The floating rate notes bear interest at an annual rate of 69.00 basis points above three-month LIBOR.

•	On 6 April and 19 April 2017, Anheuser-Busch InBev Worldwide Inc. completed U.S. private exchange offers for certain outstanding notes issued by either Anheuser-Busch Companies, LLC or Anheuser-Busch InBev Worldwide Inc. in exchange for a combination of new Anheuser-Busch InBev Worldwide Inc. Notes due 2048 and cash. The new notes have 1,735,171,000 US dollar aggregate principal amount outstanding, mature on 6 October 2048 and bear interest at a rate per annum of 4.439%[1].

•	On 21 August 2017, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for the unregistered 1,735,171,000 US dollar principal amount of 4.439% notes due 2048. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. issued freely tradable, SEC-registered notes with otherwise substantially the same terms and conditions.

•	On 4 April 2018, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for up to 10.0 billion US dollar aggregate principal amount of certain bonds and issued (i) 1.5 billion US dollar aggregate principal amount of 3.500% fixed rate notes due 2024; (ii) 2.5 billion US dollar aggregate principal amount of 4.000% fixed rate notes due 2028; (iii) 1.5 billion US dollar aggregate principal amount of 4.375% fixed rates due 2038; (iv) 2.5 billion US dollar aggregate principal amount of 4.600% fixed rate notes due 2048; (v) 1.5 billion US dollar aggregate principal amount of 4.750% fixed rate notes due 2058; and (vi) 500 million US dollar aggregate principal of floating rate notes due 2024. The floating rate notes bear interest at an annual rate of 74.00 basis points above three-month LIBOR.

The following condensed consolidated financial information presents the Condensed Consolidated Statement of Financial Position as of 30 June 2018 and 31 December 2017, the Condensed Consolidated Income Statements and Condensed Consolidated Statements of Cash Flows for the six month period ended 30 June 2018 and 2017 of (a) Anheuser-Busch InBev SA/NV, (b) Anheuser-Busch InBev Worldwide Inc. (guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (guarantor of notes issued by Anheuser-Busch InBev Worldwide Inc.), (d) the Other Subsidiary Guarantors, (e) the non-guarantor subsidiaries, (f) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (g) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting.

Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional, except for certain customary release provisions, including: (1) the sale or disposal of all or substantially all of the assets of a guarantor subsidiary; (2) the sale or other disposition of the capital stock of a guarantor subsidiary; (3) the contemporaneous release of substantially all of a guarantor subsidiary’s guarantees of other indebtedness for which such guarantor subsidiary also provides a guarantee; and (4) if a guarantor subsidiary would be required to include full financial statements in any registration statement filed with the SEC in place of this condensed consolidated information. Except as disclosed in Note 15 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

[1]	In accordance to IAS 39 the exchanged bonds were kept at their previous amortized cost in accordance to IAS 39 rules. See also Note 16 Interest-bearing loans and borrowings.

CONDENSED CONSOLIDATED INCOME STATEMENT

For six-month period ended 30 June 2018 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	268	0	0	6 891	21 156	(1 228)	27 087
Cost of sales	(172)	0	0	(2 879)	(8 361)	1 228	(10 184)
Gross profit	96	0	0	4 012	12 795	0	16 903

Distribution expenses	(15)	0	0	(567)	(2 343)	0	(2 925)
Sales and marketing expenses	(113)	0	0	(1 014)	(2 968)	0	(4 095)
Administrative expenses	(121)	0	0	(254)	(1 387)	0	(1 771)
Other operating income/(expenses)	318	413	0	(617)	22	0	136
Profit from operations	165	413	0	1 561	6 109	0	8 248

Net finance income/(cost)	(101)	(1 703)	10	1 569	(3 085)	0	(3 310)

Share of result of associates	0	0	0	3	90	0	93
Profit before tax	64	(1 290)	10	3 133	3 114	0	5 031

Income tax expense	—	155	(3)	(413)	(1 174)	0	(1 436)
Profit	64	(1 135)	7	2 720	1 940	0	3 595

Income from subsidiaries	2 891	2 061	0	611	1 778	(7 341)	0
Profit from continuing operations	2 955	926	7	3 331	3 718	(7 341)	3 595

Profit from discontinued operations	0	0	0	0	0	0	0

Profit of the period	2 955	926	7	3 331	3 718	(7 341)	3 595

Profit from continuing operations attributable to:
Equity holders of AB InBev	2 955	926	7	3 331	3 078	(7 341)	2 955
Non-controlling interest	—	0	0	0	640	0	640

Profit of the period attributable to:
Equity holders of AB InBev	2 955	926	7	3 331	3 078	(7 341)	2 955
Non-controlling interest	0	0	0	0	640	0	640

For the six-month period ended 30 June 2017 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	216	—	—	7 043	20 860	(1 015)	27 104
Cost of sales	(142)	—	—	(2 907)	(8 640)	1 015	(10 674)
Gross profit	74	—	—	4 136	12 220	—	16 430

Distribution expenses	(8)	—	—	(482)	(2 350)	—	(2 840)
Sales and marketing expenses	(93)	—	—	(1 114)	(2 875)	—	(4 082)
Administrative expenses	(112)	—	—	(212)	(1 533)	—	(1 857)
Other operating income/(expenses)	443	519	—	(857)	16	—	121
Profit from operations	304	519	—	1 471	5 479	—	7 773

Net finance income/(cost)	(524)	(1 483)	9	2 480	(3 813)	—	(3 331)

Share of result of associates	—	—	—	2	122	—	124
Profit before tax	(220)	(964)	9	3 953	1 788	—	4 566

Income tax expense	—	437	(3)	(427)	(1 001)	—	(994)
Profit	(220)	(527)	6	3 526	787	—	3 572

Income from subsidiaries	3 128	2 793	—	291	2 634	(8 846)	—
Profit from continuing operations	2 908	2 266	6	3 817	3 421	(8 846)	3 572

Profit from discontinued operations	—	—	—	—	28	—	28

Profit of the period	2 908	2 266	6	3 817	3 449	(8 846)	3 600

Profit from continuing operations attributable to:
Equity holders of AB InBev	2 908	2 266	6	3 817	2 739	(8 846)	2 880
Non-controlling interest	—	—	—	—	692	—	692

Profit of the period attributable to:
Equity holders of AB InBev	2 908	2 266	6	3 817	2 757	(8 846)	2 908
Non-controlling interest	—	—	—	—	692	—	692

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2018 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets

Property, plant and equipment	40	0	0	4 430	20 981	0	25 451

Goodwill	0	0	0	33 279	103 473	0	136 752

Intangible assets	539	0	0	22 413	22 440	0	45 392

Investments in subsidiaries	120 943	79 453	0	84 130	164 975	(449 501)	0
Investments in associates and joint ventures	0	0	0	45	6 274	0	6 319

Deferred tax assets	0	0	0	0	1 601	0	1 601

Derivatives	49	0	0	5	24	0	29
Other non-current assets	49 316	7 202	49 844	15 596	60 819	(181 366)	1 411
	170 838	86 655	49 844	159 898	380 587	(630 867)	216 954

Current assets

Investment securities	0	0	0	0	4	0	4

Inventories	12	0	0	710	3 478	0	4 200

Derivatives	31	0	0	2 718	747	(2 853)	643
Trade and other receivables	5 235	2 506	1 586	5 472	11 950	(20 208)	6 541
Cash and cash equivalents	3	588	103	6 152	7 670	(6 546)	7 970

Assets classified as held for sale	0	0	0	0	41	0	41

Other current assets	0	236	0	(38)	846	0	1 044
	5 281	3 330	1 689	15 014	24 736	(29 607)	20 443

Total assets	176 119	89 985	51 533	174 912	405 323	(660 474)	237 397

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	68 510	39 316	597	133 686	275 902	(449 501)	68 510
Minority interest					7 054		7 054
	68 510	39 316	597	133 686	282 956	(449 501)	75 564

Non-current liabilities
Interest-bearing loans and borrowings	100 380	47 992	49 877	18 364	75 703	(181 366)	110 949

Employee benefits	5	0	0	1 224	1 599	0	2 828

Deferred tax liabilities	0	(256)	9	6 521	6 989	0	13 263

Derivatives	0	0	0	742	189	0	931

Other non-current liabilities	103	0	0	928	2 179	0	3 210
	100 489	47 736	49 886	27 778	86 658	(181 366)	131 180
Current liabilities
Interest-bearing loans and borrowings	2 289	2 329	249	1 050	11 774	(11 717)	5 974

Income tax payable	0	0	0	5	997	0	1 002

Derivatives	390	0	0	2 666	1 971	(2 853)	2 174
Trade and other payables	1 690	603	800	5 964	20 371	(8 489)	20 939

Other current liabilities	2 750	0	0	3 762	597	(6 546)	563
	7 120	2 932	1 049	13 448	35 709	(29 606)	30 653

Total equity and liabilities	176 119	89 985	51 533	174 912	405 323	(660 474)	237 397

As at 31 December 2017 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	44	—	—	4 589	22 551	—	27 184
Goodwill	—	—	—	33 277	107 663	—	140 940
Intangible assets	584	—	—	22 105	23 185	—	45 874
Investments in subsidiaries	121 847	77 388	—	83 368	99 398	(382 000)	—
Investments in associates and joint ventures	—	—	—	28	5 235	—	5 263
Deferred tax assets	—	—	—		1 216	—	1 216
Derivatives	—	—	—	16	9	—	25
Other non-current assets	53 565	10 290	55 432	25 293	67 709	(210 623)	1 664
	176 040	87 677	55 432	168 676	326 966	(592 623)	222 166

Current assets
Investment securities	1 301	—	—	—	3	—	1 304
Inventories	21	—	—	626	3 472	—	4 119
Derivatives	—	—	—	320	138	—	458
Trade and other receivables	16 585	1 514	1 947	25 237	19 942	(58 660)	6 566
Cash and cash equivalents	43	242	8	5 982	9 768	(5 571)	10 472
Assets classified as held for sale	—	—	—	—	133	—	133
Other current assets	—	—	—	—	908	—	908
	17 950	1 756	1 955	32 165	34 364	(64 231)	23 960

Total assets	193 989	89 434	57 387	200 841	361 330	(656 855)	246 126

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	72 585	38 307	586	131 657	211 449	(382 000)	72 585
Minority interest	—	—	—	—	7 635	—	7 635
	72 585	38 307	586	131 656	219 084	(382 000)	80 220

Non-current liabilities
Interest-bearing loans and borrowings	102 398	49 230	55 464	29 005	83 459	(210 607)	108 949
Employee benefits	5	—	—	1 240	1 748	—	2 993
Deferred tax liabilities	—	(337)	9	6 528	6 907	—	13 107
Derivatives	—	—	—	920	17	—	937
Other non-current liabilities	131	—	—	1 023	2 573	(18)	3 709
	102 534	48 893	55 473	38 716	94 705	(210 625)	129 695

Current liabilities
Interest-bearing loans and borrowings	16 718	2 363	479	19 336	20 531	(51 994)	7 433
Income tax payable	—	(665)	3	734	1 486	—	1 558
Derivatives	—	—	—	1 360	97	—	1 457
Trade and other payables	2 033	535	848	5 481	22 530	(6 665)	24 762
Other current liabilities	121	—	—	3 558	2 894	(5 571)	1 002
	18 872	2 233	1 330	30 469	47 538	(64 230)	36 211

Total equity and liabilities	193 989	89 434	57 387	200 841	361 330	(656 855)	246 126

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six-month period ended 30 June 2018 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit of the period	2 955	926	7	3 331	3 718	(7 341)	3 595
Depreciation, amortization and impairment	77	0	0	357	1 679	0	2 113
Net finance cost/(income)	101	1 703	(10)	(1 569)	3 085	0	3 310
Income tax expense	0	(155)	3	413	1 174	0	1 436
Investment income	(2 891)	(2 061)	0	(611)	(1 778)	7 341	0
Other items	71	0	0	(11)	(167)	0	(107)
Cash flow from operating activities before changes in working capital and use of provisions	313	413	0	1 909	7 712	0	10 347

Working capital and provisions	(104)	815	0	(615)	(2 676)	0	(2 580)
Cash generated from operations	209	1 228	0	1 294	5 036	0	7 767

Interest paid, net	(297)	(1 502)	37	107	(590)	4	(2 245)
Dividends received	0	0	0	0	38	0	38
Income tax paid	0	0	(6)	(461)	(1 871)	0	(2 338)

CASH FLOW FROM OPERATING ACTIVITIES	(88)	(274)	31	940	2 613	0	3 222

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	(64)	0	0	(567)	(1 496)	0	(2 127)
Proceeds from sale of property, plant and equipment and of intangible assets	0	0	0	11	144	0	155
Proceeds from SAB transaction-related divestitures	0	0	0	0	(330)	0	(330)
Taxes on SAB transaction-related divestitures	0	0	0	0	(100)		(100)
Acquisition of subsidiaries, net of cash acquired	0	0	0	(1 236)	1 166		(70)
Sale of subsidiaries, net of cash disposed of	0	0	0	0	(2)	0	(2)
Net of tax proceeds from the sale of assets held for sale	0	0	0	31	36	0	67
Net proceeds from sale/(acquisition) of investment in short-term debt securities	1 300	0	0	0	(1)	0	1 299
Net proceeds from sale/(acquisition) of other assets	0	0	0	(18)	(51)	0	(69)
Net repayments/(payments) of loans granted	3 437	2 106	5 800	11 250	(22 208)	(458)	(73)
CASH FLOW FROM INVESTING ACTIVITIES	4 672	2 106	5 800	9 472	(22 843)	(458)	(1 250)

FINANCING ACTIVITIES
Intra-group capital reimbursements	6	0	0	0	6	0	0
Purchase of non-controlling interest	0	0	0	0	(930)	0	(930)
Proceeds from borrowings	8 396	7 414	0	1 756	46 764	(40 563)	23 767
Payments on borrowings	(10 995)	(8 901)	(5 737)	(12 260)	(25 311)	41 140	(22 064)
Cash net finance (cost)/income other than interests	188	0	0	109	(458)	(119)	(280)
Dividends paid	(4 473)	0	0	0	(659)	0	(5 132)
CASH FLOW FROM FINANCING ACTIVITIES	(6 890)	(1 487)	(5 737)	(10 395)	19 411	458	(4 640)

Net increase/(decrease) in cash and cash equivalents	(2 306)	345	94	17	(818)	0	(2 668)

Cash and cash equivalents less bank overdrafts at beginning of year	(84)	242	9	2 430	7 758	0	10 355
Effect of exchange rate fluctuations	(353)	0	0	(51)	614	0	210

Cash and cash equivalents less bank overdrafts at end of period	(2 743)	588	103	2 396	7 554	0	7 898

For the six-month period ended 30 June 2017 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit of the period	2 908	2 266	6	3 817	3 449	(8 846)	3 600
Depreciation, amortization and impairment	60	—	—	378	1 671	—	2 109
Net finance cost/(income)	524	1 483	(9)	(2 480)	3 813	—	3 331
Income tax expense	—	(437)	3	427	1 001	—	994
Investment income	(3 128)	(2 793)	—	(291)	(2 634)	8 846	—
Other items	63	—	—	(20)	(98)	—	(55)
Cash flow from operating activities before changes in working capital and use of provisions	427	519	—	1 831	7 202	—	9 979

Working capital and provisions	(577)	1 037	—	(1 205)	(987)	(908)	(2 640)
Cash generated from operations	(150)	1 556	—	626	6 215	(908)	7 338

Interest paid, net	(889)	(1 624)	46	624	(1 850)	1 273	(2 420)
Dividends received	3	126	—	—	4	(73)	60
Income tax paid	—	—	(13)	235	(1 183)	—	(961)

CASH FLOW FROM OPERATING ACTIVITIES	(1 036)	58	33	1 485	3 186	292	4 018

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	(48)	—	—	(228)	(1 447)	—	(1 723)
Proceeds from sale of property, plant and equipment and of intangible assets	—	—	—	2	142	—	144
Proceeds from SAB transaction-related divestitures	—	—	—	—	8 651	—	8 651
Taxes on SAB transaction-related divestitures	—	—	—	(3 521)	—	—	(3 521)
Acquisition of subsidiaries, net of cash acquired	—	—	—	(383)	(136)	—	(519)

Sale of subsidiaries, net of cash disposed of	—	—	—	42	29	—	71

Net of tax proceeds from the sale of assets held for sale	—	—	—	—	4	—	4
Net proceeds from sale/(acquisition) of investment in short-term debt securities	2 700	—	—	—	88	—	2 788
Net proceeds from sale/(acquisition) of other assets	—	—	—	11	(74)	—	(63)
Net repayments/(payments) of loans granted	(13 563)	3 893	1 500	(15 079)	(17 663)	41 194	282
CASH FLOW FROM INVESTING ACTIVITIES	(10 911)	3 893	1 500	(19 156)	(10 406)	41 194	6 114

FINANCING ACTIVITIES
Intra-group capital reimbursements	(4)	—	—	4	—	—	—
Purchase of non-controlling interest	—	—	—	—	(63)	—	(63)
Proceeds from borrowings	37 416	2 226	1 470	10 854	31 269	(73 132)	10 103
Payments on borrowings	(11 692)	(2 339)	(306)	(8 716)	(23 809)	31 520	(15 342)
Cash net finance (cost)/income other than interests	(308)	—	—	831	(821)	—	(298)
Dividends paid	(4 254)	—	—	—	(348)	127	(4 475)
CASH FLOW FROM FINANCING ACTIVITIES	21 158	(113)	1 164	2 973	6 228	(41 485)	(10 075)

Net increase/(decrease) in cash and cash equivalents	9 211	3 838	2 697	(14 698)	(992)	1	57

Cash and cash equivalents less bank overdrafts at beginning of year	(10 244)	155	(618)	19 842	(740)	—	8 395
Effect of exchange rate fluctuations	(379)	(123)	68	(73)	(795)	(1)	(1 303)

Cash and cash equivalents less bank overdrafts at end of period	(1 412)	3 870	2 147	5 071	(2 527)	—	7 149

24.	EVENTS AFTER THE BALANCE SHEET DATE

Argentina Peso devaluation

In May 2018, the Argentinean peso underwent a severe devaluation. In 2017, the Argentinean operations represented 3.6% of the company’s consolidated revenue and 4.1% of the company’s consolidated normalized EBITDA. The Argentinean full year 2017 and half year 2018 results were translated at an average rate of 16.580667 and 20.303664 Argentinean pesos per US dollar, respectively. The company is assessing the requirements to apply IAS 29 Financial Reporting in Hyperinflationary Economies in subsequent reporting periods.